FILED PURSUANT TO

RULE 424(B)(5)

REGISTRATION NO. 333-69500

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 7, 2003)

5,600,000 Shares

Common Stock

AGL Resources Inc. is offering 5,600,000 shares of its common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “ATG.” On February 11, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $22.16 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-13 of this prospectus supplement.

	Per Share	Total
Public offering price	$22.00	$123,200,000
Underwriting discounts and commissions	$0.77	$4,312,000
Proceeds, before expenses, to AGL Resources	$21.23	$118,888,000

We have granted the underwriters a 30-day option to purchase up to an additional 840,000 shares of our common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about February 14, 2003.

Joint Book-Running Managers

Morgan Stanley	Banc of America Securities LLC

Credit Lyonnais Securities (USA) Inc.

Credit Suisse First Boston

JPMorgan

SunTrust Robinson Humphrey

The date of this prospectus supplement is February 11, 2003

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock. The second part is the accompanying prospectus, which contains a description of the common stock and gives more general information, some of which will not apply to the common stock.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the information in this prospectus supplement varies from the information contained or incorporated by reference in the accompanying prospectus, you should rely on the information in this prospectus supplement. No person is authorized to provide you with information that is different or to offer the common stock in any jurisdiction where the offer is not permitted. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the information and documents incorporated by reference therein, in making your investment decision. You should not assume that the information provided by this prospectus supplement, the accompanying prospectus or in any document incorporated by reference is accurate as of any date other than the date of the document that contains the information. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” below.

Unless stated otherwise, references in this prospectus supplement and the accompanying prospectus to “AGL Resources,” “we,” “us” or “our” refer to AGL Resources Inc., a Georgia corporation, and its subsidiaries.

FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this prospectus supplement reflect assumptions, expectations, projections, intentions or beliefs about future events. These statements, which may relate to such matters as future earnings, growth, supply and demand, costs, subsidiary performance, new technologies, and strategic initiatives, are “forward-looking statements” within the meaning of the federal securities laws. These statements do not relate strictly to historical or current facts, and you can identify certain of these statements, but not necessarily all, by the use of the words “anticipate,” “assume,” “indicate,” “estimate,” “believe,” “predict,” “forecast,” “rely,” “expect,” “continue,” “grow,” and other words of similar meaning. Although we believe that the expectations and assumptions reflected in these statements are reasonable in view of the information currently available to us, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the forward-looking statements. In addition to the specific factors discussed in the “Risk Factors” section in this prospectus supplement and our reports that are incorporated by reference, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

•	changes in industrial, commercial and residential growth in our service territories;

•	changes in price, supply and demand for natural gas and related products;

•
impact of changes in state and federal legislation and regulation, including orders of various state public service commissions and of the Federal Energy Regulatory Commission, or FERC, on the gas and electric industries and on us, including the impact of Atlanta Gas Light Company’s performance-based rate plan;

•
effects and uncertainties of deregulation and competition, particularly in markets where prices and providers historically have been regulated, unknown issues following deregulation such as the stability of certificated marketers, and unknown risks related to non-regulated businesses, including risks related to energy trading;

•	market changes due to Georgia’s “Natural Gas Consumers’ Relief Act” of 2002;

•	concentration of credit risk in certificated marketers;

•	excess high-speed network capacity and demand for dark fiber in metropolitan network areas;

•	market acceptance of new fiber optic technologies and products, as well as the adoption of new networking standards;

•	our ability to negotiate new contracts with telecommunications providers for the provision of dark fiber services;

•	utility and energy industry consolidation;

•	impact of acquisitions and divestitures;

•
the ultimate impact of the Sarbanes-Oxley Act of 2002 and any future changes in accounting regulations or practices in general with respect to public companies, the energy industry or our operations specifically;

•
the enactment of new accounting standards by the Financial Accounting Standards Board, or FASB, or the SEC that could impact the way we record revenues, assets and liabilities, which could lead to negative impacts on reported earnings or increases in liabilities, which in turn could affect our reported results of operations;

•	performance of equity and bond markets and the impact on pension funding costs;

•	direct or indirect effects on our business, financial condition or liquidity resulting from a change in our credit rating or the credit ratings of our competitors or counterparties;

•	interest rate fluctuations, financial market conditions and general economic conditions;

•	uncertainties about environmental issues and the related impact of such issues;

•	impact of changes in weather upon the temperature sensitive portions of our business;

•	impact of litigation;

•	impact of changes in prices on margins achievable in the non-regulated retail gas marketing business; and

•	other risks described in our documents on file with the SEC.

Any forward-looking statements should be considered in light of such important factors.

New factors that could cause actual results to differ materially from those described above emerge from time to time, and it is not possible for us to predict all of such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update the information contained in such statement to reflect subsequent developments or information except as required by law.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section contained in this prospectus supplement and the information incorporated by reference into these documents, before deciding to invest in our common stock.

AGL Resources Inc.

Overview

We are an energy services holding company whose principal business is the distribution of natural gas in Georgia, Tennessee and Virginia. We operate three utilities which, combined, serve approximately 1.8 million end-users, making us the largest gas utility in the southeastern United States and the second largest pure gas distribution utility in the country. We also are involved in various non-utility businesses including gas asset management, last-mile telecommunications infrastructure, retail gas marketing and propane services. For the year ended December 31, 2002, we had total operating revenues of $868.9 million, earnings before interest and taxes, or EBIT, of $247.0 million and net income of $103.0 million. During this period, approximately 91% of our EBIT was derived from our regulated natural gas distribution business. As of December 31, 2002 we had total assets of $3.7 billion, of which approximately 84% was attributable to our regulated natural gas distribution business.

We manage our business in three operating segments and one non-operating segment. The following chart shows AGL Resources, its business segments and principal subsidiaries:

The following charts show our EBIT and total assets by business segment for and as of the year ended December 31, 2002:

Distribution Operations

Our distribution operations segment consists of three wholly-owned natural gas local distribution companies: Atlanta Gas Light Company, Chattanooga Gas Company and Virginia Natural Gas.

•	Atlanta Gas Light Company, or AGLC, is a natural gas local distribution utility with distribution systems and related facilities serving 237 cities throughout Georgia, including Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah, and Valdosta. AGLC also has approximately 6.0 billion cubic feet, or Bcf, of liquefied natural gas, or LNG, storage capacity in three LNG plants to supplement the supply of natural gas during peak usage periods.

•	Chattanooga Gas Company, or CGC, is a natural gas local distribution utility with distribution systems and related facilities serving 12 cities and surrounding areas in Tennessee, including the Chattanooga and Cleveland areas of Tennessee. CGC also has approximately 1.2 Bcf of LNG storage capacity in its LNG plant.

•	Virginia Natural Gas, or VNG, is a natural gas local distribution utility with distribution systems and related facilities serving the Hampton Roads region of southeastern Virginia. VNG is one of the most modern natural gas local distribution companies in the United States, with approximately 50% of its main piping having been installed after 1980. VNG also operates approximately 155 miles of a separate high-pressure pipeline that provides delivery of gas to customers under firm transportation agreements within the state of Virginia.

The following table summarizes key statistics for our distribution operations as of December 31, 2002:

	AGLC/CGC	VNG	Total
Utility end-users (in 000s)	1,573	251	1,824

Gas throughput (in Bcf) for 12 months ended December 31, 2002	270	35	305

Miles of gas pipeline	29,912	4,946	34,858

Wholesale Services

Our wholesale services segment includes Sequent Energy Management LP, our energy asset optimization, gas supply services and wholesale energy marketing and risk management subsidiary. Our asset optimization activities focus on capturing the value from idle or underutilized energy assets, typically by participating in transactions that balance the needs of various markets and time horizons. Sequent also aggregates gas from other marketers and producers and sells it to third parties. In addition, Sequent bundles this commodity with transportation and storage service and redelivers short and long-term transported commodity. Risk parameters are established by our risk management committee, which oversees risk management policies for the entire corporation. We use mark-to-market and position-limit methodologies as an integral part of managing the risk associated with our commodity, basis and storage positions. Additionally, we employ value-at-risk, or VaR, methodologies to evaluate our exposure to open positions. Based on a 95% confidence interval and employing a one-day and a 20-day holding period for all positions, as of December 31, 2002, Sequent’s positions had a VaR of $0.1 million and $0.3 million, respectively. As of December 31, 2002, Sequent had outstanding trades with approximately 120 approved counterparties with an average credit rating of BBB+.

Although Sequent is a non-regulated business, under varying agreements and practices, Sequent acts as asset manager for our regulated utilities. In its capacity as asset manager, Sequent captures value from idle or underutilized assets of the utilities by arbitraging pricing differences across different locations and differences in commodity prices over time. Profits from these activities are shared under varying agreements with the various utilities’ customers.

Energy Investments

Our energy investments segment includes our investments in SouthStar Energy Services LLC, AGL Networks, LLC and US Propane LP.

•	SouthStar is a joint venture formed in 1998 by subsidiaries of AGL Resources, Piedmont Natural Gas Company and Dynegy Inc. to market retail natural gas and related services to industrial, commercial and residential customers, principally in Georgia. SouthStar is the largest marketer in Georgia with a market share of 38% and operates under the trade name Georgia Natural Gas. Initially, our subsidiary owned a 50% interest, Piedmont’s subsidiary owned 30% and Dynegy’s subsidiary owned the remaining 20%. In January 2003, we announced our intention to purchase the 20% interest owned by the Dynegy subsidiary. The purchase price is $20 million and the transaction is expected to close in March 2003. Upon closing, our subsidiary will own a 70%, non-controlling financial interest in the partnership.

•	AGL Networks, our wholly owned subsidiary, is a carrier-neutral provider of last-mile infrastructure and dark fiber solutions to a variety of customers in the Atlanta, Georgia and Phoenix, Arizona metropolitan areas, including local, regional and national telecommunication companies, wireless service providers, educational institutions and other commercial entities. AGL Networks typically provides conduit and dark fiber to its customers under long-term lease arrangements with terms that vary from three to 20 years. In addition to conduit and dark fiber leasing, AGL Networks also provides turnkey telecommunications network construction services.

•	US Propane owns all of the general partnership interests, directly or indirectly, and approximately 29% of the limited partnership interests in Heritage Propane Partners, L.P., a publicly traded marketer of propane. Heritage is the fourth largest retail marketer of propane in the United States, delivering approximately 350 million gallons per year to approximately 600,000 customers in 28 states. We own 22.36% of the limited partnership interests in US Propane and 22.36% of the limited liability company that serves as US Propane’s general partner. The other limited partners are subsidiaries of TECO Energy, Inc., Piedmont Natural Gas Company and Atmos Energy Corporation. These companies also are the owners of US Propane’s general partner.

Corporate Services

Our corporate services segment includes our non-operating business units, principally AGL Services Company and AGL Capital Corporation. AGL Services is a service company that provides business services to our various operations. AGL Capital was established to provide for our ongoing financing needs through a commercial paper program, the issuance of various debt and hybrid securities and other financing mechanisms.

Competitive Strengths

We believe our competitive strengths have enabled us to grow our business profitably and create significant shareholder value. These strengths include:

Distribution assets located in an attractive geographic region.    Our operations are concentrated in the southern United States, one of the fastest growing regions in the country in terms of both population and energy demand. We believe that the population growth in the southern United States should result in increased demand for natural gas and related infrastructure.

Proven track record of continuous improvement in EBIT.    We have continued to focus our efforts on reducing operating expenses and improving EBIT. As a result, since 2000, we have reduced our operational and maintenance expense per customer from $141 in 2000 to $135 in 2002 for AGLC/CGC and from $202 in 2000 to $173 in 2002 for VNG. In addition, during this period we have reduced operating expenses as a percentage of operating margin from 54% in 2000 to 49% in 2002 for AGLC/CGC and from 49% in 2000 to 46% in 2002 for VNG. The improvements to our operations have been achieved in part through increased investments in technology and automation as well as the implementation of best practices in our utility operations and workforce reductions.

Improved revenue stability.    Recent changes with respect to the regulation of AGLC in Georgia should provide us with greater stability in our revenues and cash flow. In April 2002, we reached an agreement with the Georgia Public Service Commission on its earnings review of AGLC that enabled us to implement a three-year performance-based rate plan. The order, effective May 1, 2002, reduced AGLC customers’ base rates by $10 million annually. This reduction in operating revenue will be largely offset by a reduction in depreciation expense. The performance-based rate plan allows AGLC to continue to earn a return on equity of 11%, while establishing an earnings band of between 10% and 12%. Three-quarters of any earnings above 12% will be shared with the natural gas customers of Georgia, and the remaining quarter will be retained by AGLC.

In Virginia, the Virginia State Corporation Commission, or VSCC, approved a two-year experimental weather normalization adjustment, or WNA, program effective November 2002 to reduce the effect of weather on customer bills. CGC operates under a WNA under the authority of the Tennessee Regulatory Authority. These WNAs should reduce customer bills when winter weather is colder than normal and surcharge customer bills when weather is warmer than normal. A factor based on customer usage and weather conditions during each billing cycle is used to determine the credit or surcharge. The WNA should provide customers with less volatile bills and VNG and CGC with more stable operating margins and less exposure to weather risk. As part of the VSCC approval, VNG agreed not to file for a general rate increase for at least two years.

Experienced management team.    Our senior management team is highly experienced in the natural gas, utility and energy industries. Our Chairman, President and CEO, Paula Rosput, has more than 20 years of utility and energy industry experience. Our senior management team, which averages over 20 years experience in industry and regulatory positions, has been strengthened over the past 18 months with the additions of a number of industry experts in asset optimization, operations, finance and regulatory and legal affairs.

Business Strategy

Our business strategy is focused on effectively managing our gas distribution operations, optimizing our return on our assets and selectively growing our portfolio of closely related, unregulated businesses with an emphasis on risk management and earnings visibility. Key elements of our strategy include:

Enhance the value and growth potential of our regulated utility operations.    We will continue to seek to enhance the value and growth of our existing utility operations by:

•	maximizing our return on invested capital and managing our capital spending;

•	pursuing growth opportunities in the service areas for each operating utility to expand our customer base;

•	providing efficient service while aggressively managing operating costs;

•	working to achieve authorized returns and share the benefits with our customers; and

•	maintaining stability through regulatory compacts.

Selectively evaluate the acquisition of natural gas assets.    We will selectively examine and evaluate the acquisition of gas distribution, gas pipeline or other gas assets in the Southeast and related markets. Our acquisition criteria include our ability to generate operational synergies, value from near-term earnings accretion and adequate returns on invested capital, while maintaining or improving our investment grade ratings.

Expand our wholesale services business.    We will continue to selectively expand our wholesale services business to provide disciplined earnings growth. We will seek to grow this business by providing producers with markets for their gas commodity, providing end-users with gas supply and arbitraging pipeline and storage assets across various gas markets and time horizons. We will continue to maintain limited open position risk as we expand the business to ensure limited downside to our earnings.

Explore opportunities to expand our telecommunications business.    We will continue to explore opportunities to expand our telecommunications business into strategic and carefully selected target markets. Our focus will be on major metropolitan areas, and we generally pursue those opportunities that improve our cash flow and/or contribute positively to earnings. Moreover, we will generally only move into a new market when we have an anchor tenant who will contribute to the capital required to expand into such market. We also will continue to sell additional network capacity on, and offer new services to enhance the value of, our existing assets.

Focus on maintaining a strong investment grade profile and high level of liquidity.    Our senior unsecured debt ratings are BBB+, Baa1 and BBB+ from Standard and Poor’s Ratings Group, Moody’s Investor Service, Inc. and Fitch, Inc., respectively. We combine a disciplined approach to capital spending with our continuous focus on improving operating margins to optimize our cash flow generation. Additionally, we seek to reduce, over time, our ratio of total debt to total capitalization to strengthen our balance sheet and allow us to better respond to both temporary reductions in cash flow and potential opportunities to invest capital in projects closely related to our businesses that provide attractive returns.

The address of our principal executive offices is 817 West Peachtree Street, N.W., 10th Floor, Atlanta, Georgia 30308, and our telephone number is (404) 584-9470.

THE OFFERING

Common stock offered	5,600,000 shares

Common stock to be outstanding after the offering	62,316,797 shares

Use of proceeds	Repayment of a portion of our outstanding short-term indebtedness and general corporate purposes.

New York Stock Exchange symbol	“ATG”

The number of shares of common stock to be outstanding after this offering is based on 56,716,797 shares outstanding as of December 31, 2002. The number of shares of common stock offered and to be outstanding after this offering does not include:

•	840,000 additional shares of common stock that the underwriters have a right to purchase from us within 30 days after the date of this prospectus supplement to cover over-allotments;

•	2,483,756 shares issuable upon the exercise of stock options outstanding as of December 31, 2002 and having a weighted average exercise price of $20.07 per share; and

•	8,867,269 additional shares available for issuance under our equity incentive plans as of December 31, 2002.

SUMMARY FINANCIAL AND OTHER DATA

We have provided selected financial and other data in the tables below. The income statement data, common stock data and balance sheet data as of and for each of the years ended September 30, 2000 and 2001, the three months ended December 31, 2001 and the year ended December 31, 2002 have been derived from our audited financial statements, and such data for the twelve-month period ended December 31, 2001 have been derived from our unaudited financial statements. In our management’s opinion, the unaudited financial statements were prepared on the same basis as our audited financial statements. You should read the following financial information in conjunction with our consolidated financial statements and related notes that we have incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Years Ended September 30,		Three Months Ended December 31, 2001	Twelve Months Ended December 31, 2001	Year Ended December 31, 2002
	2000	2001
	(In millions, except per share data)

Income Statement Data:
Operating revenues	$607.4	$940.9	$201.0	$847.1	$868.9
Cost of sales	111.9	327.3	49.1	245.6	268.2

Operating margin	495.5	613.6	151.9	601.5	600.7
Operating expenses:
Operations and maintenance	247.8	267.2	68.1	263.1	274.1
Depreciation and amortization	83.2	100.0	23.2	97.1	89.1
Taxes other than income taxes	26.7	32.8	6.0	28.4	29.3

Total operating expenses	357.7	400.0	97.3	388.6	392.5

Operating income	137.8	213.6	54.6	212.9	208.2
Other income	28.2	22.6	7.7	25.1	38.8

Earnings before interest and taxes (EBIT)(1)	166.0	236.2	62.3	238.0	247.0
Interest expense and preferred stock dividends	57.7	97.4	23.8	96.5	86.0

Earnings before income taxes	108.3	138.8	38.5	141.5	161.0
Income taxes	37.2	49.9	13.6	50.2	58.0

Net income	$71.1	$88.9	$24.9	$91.3	$103.0

Common Stock Data:
Weighted average shares outstanding – basic	55.2	54.5	55.3	54.8	56.1
Weighted average shares outstanding – diluted	55.2	54.9	55.6	55.2	56.6
Earnings per share – basic	$1.29	$1.63	$0.45	$1.67	$1.84
Earnings per share – diluted	$1.29	$1.62	$0.45	$1.65	$1.82

Other Data:
Capital expenditures	$157.8	$155.7	$51.9	$173.0	$187.0
Core earnings(2)	68.6	81.8	24.9	84.2	103.0
Core earnings per share – basic(2)	1.24	1.50	0.45	1.54	1.84
Core earnings per share – diluted(2)	1.24	1.49	0.45	1.53	1.82
Dividends per share	$1.08	$1.08	$0.27	$1.08	$1.08
Dividend payout ratio (on core earnings)	87.1%	72.0%	—	70.1%	58.7%

(1)
As an indicator of our operating performance or liquidity, EBIT should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles, or GAAP. Our EBIT may not be comparable to a similarly titled measure of another company.

(2)
Reflects a non-GAAP measure of net income excluding significant gains or losses on the sale or disposal of assets and/or subsidiaries. Core earnings, as an indicator of operating performance or liquidity, should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP. Our core earnings may not be comparable to a similarly titled measure of another company.

	As of September 30,		As of December 31,
	2000	2001	2001	2002

Balance Sheet Data:
Total assets	$2,587.9	$3,368.1	$3,454.3	$3,742.0
Short-term debt and current portion of long-term debt	161.2	348.4	477.7	418.6
Long-term debt	590.0	845.0	797.0	767.0
Subsidiaries’ obligated mandatorily redeemable preferred securities	74.3	219.9	218.0	227.2
Common shareholders’ equity	$620.9	$671.4	$690.1	$710.1

RISK FACTORS

Investing in our common stock involves risks. In deciding whether to invest in our common stock, you should carefully consider the following risk factors, in addition to the other information contained in this prospectus supplement and the accompanying prospectus and the information incorporated by reference herein. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our common stock and your investment could decline.

Risks Related to Our Business

Risks related to the regulation of our businesses could impact the rates we are able to charge, our costs and our profitability.

Our businesses are subject to regulation by federal, state and local regulatory authorities. In particular, our distribution business is regulated by the SEC under the Public Utility Holding Company Act, FERC, the Georgia Public Service Commission, the Tennessee Regulatory Authority and the Virginia State Corporation Commission. These authorities regulate many aspects of our distribution operations, including construction and maintenance of facilities, operations, safety, the rates that we can charge customers and the rate of return that we are allowed to realize. Our ability to obtain rate increases and rate supplements to maintain our current rate of return depends upon regulatory discretion, and there can be no assurance that we will be able to obtain rate increases or rate supplements or continue receiving our current authorized rates of return.

Deregulation in the natural gas industry is the separation of the provision and pricing of local distribution gas services into discrete components. Deregulation typically focuses on the separation of the gas distribution business from the gas sales business and is intended to cause the opening of the formerly regulated sales services to alternative unregulated suppliers of those services. In 1997, the Georgia legislature enacted the Natural Gas Competition and Deregulation Act. To date, Georgia is the only state in the Southeast that has fully deregulated gas distribution operations, which ultimately resulted in AGLC exiting the retail natural gas sales business while retaining its gas distribution operations. Gas marketers then assumed the retail gas sales responsibility at deregulated prices. The deregulation process required AGLC to completely reorganize its operations and personnel at significant expense. It is possible that the legislature could reverse the deregulation process and require or permit AGLC to provide retail gas sales service once again. In addition, the Georgia Public Service Commission has statutory authority on an emergency basis to order AGLC to provide temporarily the same retail gas service that it provided prior to deregulation. If either of these events were to occur, we would incur costs to reverse the reorganization process.

In April 2002, the Georgia legislature enacted the Natural Gas Consumers’ Relief Act in part to correct problems that arose during the implementation of the 1997 act. As a result of this new legislation, the Georgia Public Service Commission has the authority to set minimum acceptable standards for services provided by AGLC such as meter reading, disconnections and reconnections, gas demand forecasting, lost and unaccounted-for natural gas, managing interstate capacity assets, responsiveness to natural gas leaks and general customer and marketer calls. Performance by AGLC that falls below standards that are being set in a pending Georgia Public Service Commission proceeding could result in significant financial penalties to AGLC, which could negatively affect our profitability.

Our revenues, operating results and financial condition may fluctuate with the economy and its corresponding impact on our customers.

Our business is influenced by fluctuations in the economy. As a result, adverse changes in the economy can have negative effects on our revenues, operating results and financial condition. The level of economic and population growth in our regulated operations’ service territories, particularly new housing starts, directly affects our potential for growing our revenues.

We face increasing competition, and if we are unable to compete effectively, our revenues, operating results and financial condition will be adversely affected.

The natural gas business is highly competitive, and we are facing increasing competition from other companies that supply energy, including electric companies and, in some cases, energy marketing and trading companies. In particular, the success of our investment in SouthStar is affected by the competition SouthStar faces from other energy marketers providing retail gas services in the Southeast.

Natural gas competes with other forms of energy, including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the price or availability of natural gas relative to other forms of energy and the ability of end-users to convert to alternative fuels affect the demand for natural gas.

Our wholesale services segment competes with larger, full-service energy providers, which may limit our ability to grow our business.

Our wholesale services segment competes with national and regional full-service energy providers, energy merchants, and producers and pipelines for sales based on our ability to aggregate competitively priced commodities with transportation and storage capacity. Some of our competitors are larger and better capitalized than we are and have more national and global exposure than we do. This competition, and the addition of any new competitors, could negatively impact our wholesale services segment and our ability to grow our business.

We have a concentration of credit risk in Georgia, which could expose a significant portion of our accounts receivable to collection risks.

We have a concentration of credit risk related to the provision of natural gas services to Georgia’s certificated marketers. At September 30, 1998 (prior to deregulation), AGLC had approximately 1.4 million end-use customers in Georgia. In contrast, at December 31, 2002, AGLC had only ten certificated and active marketers in Georgia, four of which (based on customer count and including SouthStar), accounted for approximately 59% of our total operating margin for calendar year 2002. As a result, AGLC now depends on a very limited number of customers for revenues. The failure of these certificated marketers to pay AGLC could adversely affect AGLC’s business and results of operations and expose it to difficulties in collecting its AGLC accounts receivable. AGLC obtains security support in an amount equal to a minimum of two times a marketer’s highest month’s estimated bill from AGLC and also bills intrastate delivery service in advance rather than in arrears.

Additionally, SouthStar markets directly to end use customers and has periodically experienced credit losses as a result of cold weather, variable prices and customers inability to pay.

Our profitability may decline if the counterparties to our transactions fail to perform in accordance with our agreements with them.

Our wholesale services segment focuses on capturing the value from idle or underutilized energy assets, typically by executing transactions that balance the needs of various markets and time horizons. Our wholesale services segment is exposed to the risk that counterparties to our transactions will not perform their obligations. Should the counterparties to these arrangements fail to perform, we might be forced to enter into alternative hedging arrangements, honor the underlying commitment at then-current market prices or return a significant portion of the consideration received for gas under a long-term contract. In such events, we might incur additional losses to the extent of amounts, if any, already paid to, or received from, counterparties. In addition, in our activities, we often extend credit to our counterparties. Despite performing credit analysis prior to extending credit and seeking to effectuate netting agreements, we are exposed to the risk that we may not be able to collect amounts owed to us. If the counterparty to such a transaction fails to perform and any collateral we have secured is inadequate, we could experience material financial losses.

We are exposed to market risk and may incur losses in our wholesale services segment.

The commodity, storage and transportation portfolios of our wholesale services segment consist of contracts to buy and sell natural gas commodities, including contracts that are settled by the delivery of the commodity or cash. If the values of these contracts change in a direction or manner that we do not anticipate, we could experience financial losses from our trading activities. Based on a 95% confidence interval and employing a one-day and a 20-day holding period for all positions, Sequent’s portfolio of positions as of December 31, 2002 had a one-day holding period VaR and 20-day holding period VaR of $0.1 million and $0.3 million, respectively.

Our hedging procedures may not fully protect our sales and net income from volatility.

To lower our financial exposure related to commodity price fluctuations, our wholesale services segment may enter into contracts to hedge the value of our energy assets and operations. As part of this strategy, we may utilize fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. However, we do not always hedge the entire exposure of our energy assets or our positions to market price volatility, and the coverage will vary over time. To the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuating commodity prices could cause our net income to be volatile.

Our business is subject to environmental regulation in all jurisdictions in which we operate and our costs to comply are significant, and any changes in existing environmental regulation could negatively affect our results of operations and financial condition.

Our operations and properties are subject to extensive environmental regulation pursuant to a variety of federal, state and municipal laws and regulations. Such environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Environmental legislation also requires that our facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Our current costs to comply with these laws and regulations are significant to our results of operations and financial condition. In addition, claims against us under environmental laws and regulations could result in material costs and liabilities to us.

Existing environmental regulations could also be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur. With the trend toward stricter standards, greater regulation, more extensive permit requirements and an increase in the number and types of assets operated by us subject to environmental regulation, our environmental expenditures could increase in the future. Additionally, the discovery of presently unknown environmental conditions could give rise to expenditures and liabilities, including fines or penalties, that could have a material adverse effect on our business, results of operations or financial condition.

We could incur additional material costs for the environmental condition of some of our assets, including former manufactured gas plants.

We are generally responsible for all on-site and certain off-site liabilities associated with the environmental condition of the natural gas assets that we have operated, acquired or developed, regardless of when the liabilities arose and whether they are or were known or unknown. In addition, in connection with certain acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against certain environmental liabilities.

Before natural gas was widely available in the Southeast, we manufactured gas from coal and other fuels. Those manufacturing operations were known as manufactured gas plants, or MGPs, which we ceased operating in the 1950s. We have identified ten sites in Georgia and three in Florida where we, or our predecessors, own or owned all or part of a MGP site. We are required to investigate possible environmental contamination at those MGP sites and, if necessary, clean up any contamination. To date, we believe that some cleanup is likely at most of the sites and, as of December 2002, the remediation program was approximately 60% complete. As of December 31, 2002, projected costs associated with our engineering estimates and in-place contracts are $109.2 million. For those remaining elements of the MGP program where we still cannot perform engineering cost estimates, there remains variability in available future cost estimates.

Future acquisitions and expansions, if any, may affect our business by increasing the level of our indebtedness and contingent liabilities and creating integration difficulties.

From time to time, we will evaluate and acquire assets or businesses, or enter into joint venture arrangements, that we believe complement our existing businesses and related assets. These acquisitions and joint ventures may require substantial capital or the incurrence of additional indebtedness. Further, acquired operations or joint ventures may not achieve levels of revenues, operating income or productivity comparable to those of our existing operations, or otherwise perform as expected. Acquisitions or joint ventures may also involve a number of risks, including:

•	our inability to integrate operations, systems and procedures;

•	the assumption of unknown risks and liabilities;

•	diversion of management’s attention and resources; and

•	difficulty retaining and training acquired key personnel.

The success of our telecommunications business strategy may be adversely affected by uncertain market conditions.

The current strategy of our telecommunications business is based upon our ability to lease conduit and dark fiber optic cable in the Atlanta, Georgia and Phoenix, Arizona metropolitan areas. The market for these services, like the telecommunications industry in general, is very competitive, is rapidly changing and is currently suffering from over-supply in certain areas. We cannot be certain that growth in demand for these services will occur as expected. If the market for these services fails to grow as anticipated or becomes saturated with competitors, including competitors using alternative technologies, our investment in the telecommunications business may be adversely affected.

Risks Related to Our Corporate and Financial Structure

If we breach any of the material financial covenants under our various indentures, credit facilities or guarantees, our debt service obligations could be accelerated.

Our existing debt and the debt of certain of our subsidiaries contain a number of significant financial covenants. If we or any of these subsidiaries breach any of the financial covenants under these agreements, our debt repayment obligations under these agreements could be accelerated. In such event, we may not be able to refinance or repay all of our indebtedness, which would result in a material adverse effect on our business, results of operations and financial condition.

We depend on our ability to successfully access the financial markets. Any inability to access the capital or financial markets may limit our ability to execute our business plan or pursue improvements that we may rely on for future growth.

We rely on access to both short-term money markets in the form of commercial paper and long-term capital markets as a source of liquidity for capital and operating requirements not satisfied by the cash flow from our operations. If we are not able to access financial markets at competitive rates, our ability to implement our business plan and strategy will be affected. Certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from:

•	adverse economic conditions;

•	adverse general capital market conditions;

•	poor performance and health of the utility industry in general;

•	bankruptcy or financial distress of unrelated energy companies or certificated marketers in Georgia;

•	decreases in the market price of and demand for natural gas;

•	adverse regulatory actions that affect our local gas distribution companies; or

•	terrorist attacks on our facilities or our suppliers.

Increases in our leverage could adversely affect our competitive position and financial condition.

An increase in our debt relative to our total capitalization could adversely affect us by:

•	increasing the cost of future debt financing;

•	limiting our ability to obtain additional financing, if we need it, for working capital, acquisitions, debt service requirements or other purposes;

•	making it more difficult for us to satisfy our existing financial obligations;
•
requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes;

•	prohibiting the payment of dividends on our common stock or adversely impacting our ability to pay such dividends at the current rate;

•	increasing our vulnerability to adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

Changing rating agency requirements could negatively affect our growth and business strategy, and a downgrade in our credit rating could negatively affect our ability to access capital.

Standard & Poor’s Ratings Group, Moody’s Investor Service, Inc. and Fitch, Inc. have recently implemented new requirements for various ratings levels. In order to maintain our current credit ratings in light of these or future new requirements, we may find it necessary to take steps or change our business plans in ways that may affect our growth and earnings per share.

Standard & Poor’s and Fitch currently assign our senior unsecured debt a rating of BBB+, and Moody’s currently assigns our senior unsecured debt a rating of Baa1. Our commercial paper currently is rated A-2 and P-2 by Standard & Poor’s and Moody’s, respectively. If the rating agencies downgraded our ratings, particularly below investment grade, it may significantly limit our access to the commercial paper market and our borrowing costs would increase. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources would likely decrease. Additionally, if our credit rating falls to non-investment grade status by either Standard & Poor’s or Moody’s, we will be required to provide additional support for certain customers of our wholesale business. As of December 31, 2002, if our credit rating falls below investment grade, we would need to provide collateral of approximately $37.6 million to continue conducting our wholesale services business with certain counterparties.

The use of derivative contracts in the normal course of our business could result in financial losses that negatively impact our results of operation.

We use derivatives, including futures, forwards and swaps, to manage our commodity and financial market risks. We could recognize financial losses on these contracts as a result of volatility in the market values of the underlying commodities or if a counterparty fails to perform under a contract. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these financial instruments can involve management’s judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could adversely affect the value of the reported fair value of these contracts.

We depend on cash flow from our operations to pay dividends on our common stock.

We depend on dividends or other distributions of funds from our subsidiaries to pay dividends on our common stock. Payments of our dividends will depend on our subsidiaries’ earnings and other business considerations and may be subject to statutory or contractual obligations. Additionally, payment of dividends on our common stock is at the sole discretion of our board of directors.

Risks Related to Our Industry

Transporting and storing natural gas involves numerous risks that may result in accidents and other operating risks and costs.

There are inherent in our gas distribution activities a variety of hazards and operating risks, such as leaks, explosions and mechanical problems, that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The location of pipelines and storage facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. The occurrence of any of these events not fully covered by insurance could adversely affect our financial position and results of operations.

Terrorist activities and the potential for military and other actions could adversely affect our businesses.

The threat of terrorism and the impact of retaliatory military and other action by the United States and its allies may lead to increased political, economic and financial market instability and volatility in the price of natural gas that could affect our operations. In addition, future acts of terrorism could be directed against companies operating in the United States, and companies in the energy industry may face a heightened risk of exposure to acts of terrorism. These developments have subjected our operations to increased risks.

The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks that we and our competitors typically insure against may be limited. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

Recent investigations and events involving the energy markets have resulted in an increased level of public and regulatory scrutiny in the energy industry and in the capital markets, resulting in increased regulation and new accounting standards.

As a result of the bankruptcy and adverse financial condition affecting several entities, particularly the bankruptcy filing by Enron, recently discovered accounting irregularities of various public companies and investigations by governmental authorities into energy trading activities, public companies have been under an increased amount of public and regulatory scrutiny. Recently discovered practices and accounting irregularities have caused regulators and legislators to review current accounting practices, financial disclosures and relationships between companies and their independent auditors. New laws, such as the Sarbanes-Oxley Act of 2002, and regulations to address these concerns have been and continue to be adopted, and capital markets and rating agencies have increased their level of scrutiny. Costs related to increased scrutiny may have an adverse effect on our business, financial condition and access to capital markets.

In addition, the FASB or the SEC could enact new accounting standards that could impact the way we are required to record revenues, assets and liabilities. These changes in accounting standards could lead to negative impacts on our reported earnings or increases in our liabilities.

USE OF PROCEEDS

We estimate that the net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us will be approximately $118.6 million (or approximately $136.5 million if the over-allotment option is exercised in full). We intend to use the net proceeds from this offering to repay a portion of our short-term indebtedness and for general corporate purposes. As of December 31, 2002, we had short-term debt of $388.6 million, with an average interest rate of 1.74%. Pending application of the net proceeds as described above, we may invest the net proceeds of the offering in short-term interest-bearing securities.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the New York Stock Exchange under the symbol “ATG.” The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock.

	Common Stock Price
	High	Low
Year Ended September 30, 2001
First Quarter	$23.00	$19.25
Second Quarter	21.92	19.88
Third Quarter	24.09	21.22
Fourth Quarter	24.48	19.17
Transition Quarter Ended December 31, 2001	23.16	20.00
Year Ended December 31, 2002
First Quarter	23.66	21.08
Second Quarter	24.23	21.74
Third Quarter	23.59	17.94
Fourth Quarter	25.00	20.62
Year Ending December 31, 2003
First Quarter (through February 11, 2003)	$25.18	$22.16

On February 11, 2003, the last reported sale price for our common stock was $22.16 per share. As of February 10, 2003, there were 12,678 holders of record of our common stock.

DIVIDEND POLICY

We have paid quarterly cash dividends on our common stock without interruption since 1948. We paid annual dividends of $1.08 per share in 2002 and in 2001. Future dividends, declared at the discretion of our board of directors, will depend upon future earnings, financial requirements and other factors.

On January 27, 2003, our board of directors declared a quarterly dividend of $0.27 per share of AGL Resources common stock. Payment of the dividend will be made on March 1, 2003, to shareholders of record on February 14, 2003.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2002 (1) on an actual basis and (2) on an as adjusted basis to reflect the sale of 5,600,000 shares of our common stock and the application of the estimated net proceeds to repay short-term debt. This table should be read in conjunction with the detailed information and financial statements appearing in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2002
	Actual	As Adjusted
	(In millions, except share data)
Cash and cash equivalents	$8.4	$8.4

Short-term debt and current portion of long-term debt	$418.6	$300.0

Long-term debt	767.0	767.0

Total debt	1,185.6	1,067.0

Subsidiaries obligated mandatorily redeemable preferred securities	227.2	227.2

Common shareholders’ equity	710.1	828.7

Total capitalization	$2,122.9	$2,122.9

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Banc of America Securities LLC are acting as the representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	1,611,556
Banc of America Securities LLC	1,611,556
Credit Lyonnais Securities (USA) Inc.	547,555
Credit Suisse First Boston LLC	547,555
J.P. Morgan Securities Inc.	547,555
SunTrust Capital Markets, Inc.	547,555
Gabelli & Company, Inc.	93,334
Tokyo-Mitsubishi International plc	93,334

Total	5,600,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are purchased. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.46 a share under the public offering price. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to AGL Resources. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Total
	Per Share	Without Option	With Option
Public offering price	$22.00	$123,200,000	$141,680,000
Underwriting discounts and commissions	$0.77	$4,312,000	$4,958,800
Proceeds, before expenses, to AGL Resources	$21.23	$118,888,000	$136,721,200

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 840,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock hereby. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the next preceding table bears to the total number of shares of common stock listed next to the name of all underwriters in the next preceding table.

The expenses of this offering payable by us, not including the underwriting discounts and commissions, are estimated at $250,000. In addition, in the event that the underwriters exercise their option to purchase up to an aggregate of 840,000 additional shares of common stock to cover over-allotments, we will reimburse the underwriters for expenses actually incurred by the underwriters up to $226,800 to cover the $0.27 per share quarterly dividend payable in connection with the over-allotment of shares. See “Dividend Policy” on page S-19 of this prospectus supplement.

We and our executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Banc of America Securities LLC on behalf of the underwriters, we, he or she will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, our executive officers have agreed that, without the prior consent of Morgan Stanley & Co. Incorporated and Banc of America Securities LLC on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

The restrictions described in the preceding paragraph do not apply to:

•	the sale by us of shares to the underwriters pursuant to the underwriting agreement;

•	the issuance by us, pursuant to any written employee or director benefit plan in existence on the date hereof (subject to certain exceptions), of shares pursuant to the exercise of any option or other convertible security outstanding on the date hereof or otherwise if in form and amounts consistent with our recent past practices; or

•	transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In the ordinary course of their business, certain of the underwriters and their respective affiliates have provided, or may in the future provide, investment banking and other financial services to us or our subsidiaries, including underwriting, the provision of financial advice and the extension of credit. These underwriters and their affiliates have received, and may in the future receive, customary fees and commissions for their services.

We have agreed to indemnify the underwriters against a variety of liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

Our counsel, McKenna Long & Aldridge LLP, Atlanta, Georgia, will pass upon the validity of our shares of common stock offered hereby. Alston & Bird LLP, Atlanta, Georgia, has advised the underwriters with regard to various matters relating to the shares of common stock offered hereby and this prospectus supplement. Alston & Bird LLP also acts as our counsel in connection with various matters.

EXPERTS

The consolidated balance sheets as of December 31, 2002 and 2001 and September 30, 2001, and the related statements of consolidated income, common shareholders’ equity, and cash flows for the years ended December 31, 2002, September 30, 2001 and September 30, 2000, and the three months ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

OTHER MATTERS

As a result of the Sarbanes-Oxley Act of 2002 and related regulations adopted and proposed by the SEC and the New York Stock Exchange, audit committees of public companies are now formally charged with the responsibility of evaluating, retaining and discharging a company's independent auditors. Our audit committee takes this responsibility very seriously and recently requested that our senior management begin a process of evaluating and interviewing a limited number of national accounting firms, including our current independent auditors, Deloitte & Touche LLP. To the extent that the audit committee decides to replace our current independent auditors, such a change would likely be effective beginning with our financial statements for the year ending December 31, 2003.

The report of Deloitte & Touche LLP with respect to our audited financial statements as described above in “Experts,” contains no adverse opinion or disclaimer of opinion and is not qualified or modified as to uncertainty, audit scope or accounting principles. Further, Deloitte & Touche LLP has confirmed to us that during the periods covered by their report and through the date hereof, there have been no disagreements between us and Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file reports, proxy statements and other information with the SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an

Internet site at http://www.sec.gov that contains reports, proxy and information statements, and information regarding registrants like us that file electronically. Reports, proxy statements, and other information concerning us may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We also maintain an Internet site at http:www.aglresources.com that contains information concerning us and our affiliates. The information at our Internet site is not incorporated in this prospectus supplement and the accompanying prospectus by reference, and you should not consider it a part of this prospectus supplement and the accompanying prospectus.

Incorporation by Reference

The rules of the SEC allow us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that we have previously filed with the SEC.

SEC Filings (File No. 1-14174)	Period/Date
Annual Report on Form 10-K	Year ended September 30, 2001

Quarterly Reports on Form 10-Q	Transition quarter from October 1, 2001 to December 31, 2001; and quarters ended March 31, June 30, and September 30, 2002

Current Reports on Form 8-K	October 2 and November 7, 2001; April 11, May 8, August 8 and December 23, 2002; January 31, 2003

Registration Statement on Form 8-A	March 6, 1996

We are also incorporating by reference additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus supplement and the termination of the offering of the common stock. In no event, however, will any of the information that we disclose under Item 9 of any Current Report on Form 8-K that we may from time to time file with the SEC be incorporated by reference into, or otherwise included in, this prospectus supplement or the accompanying prospectus.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement and the accompanying prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

AGL Resources Inc.
817 West Peachtree Street, N.W.
10th Floor
Atlanta, Georgia 30308
Attention: Investor Relations
Telephone: (404) 584-3801

PROSPECTUS

$750,000,000

AGL Resources Inc.

AGL Capital Corporation

AGL Capital Trust III

Debt Securities

Trust Preferred Securities

Junior Subordinated Debentures

Common Stock

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

The date of this Prospectus is January 7, 2003.

-i-

(continued)

-ii-

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, the “SEC,” utilizing a shelf registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Material United States federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement under the Securities Act of 1933 with the SEC that registers the offer and sale of the securities described in this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the following locations of the SEC:

Public Reference Room	Northeast Regional Office	Midwest Regional Office
450 Fifth Street, N.W.	7 World Trade Center	550 West Madison Street
Room 1024	Suite 1300	Suite 1400
Washington, D.C. 20549	New York, New York 10048	Chicago, Illinois 60661-2511

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is:

http://www.sec.gov

You can also inspect annual, quarterly and special reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

This prospectus incorporates by reference the documents listed below that we (or our predecessors) have previously filed with the SEC. The documents contain important information about us and our financial condition.

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2000 filed on December 18, 2000;

•	Quarterly Reports on Form 10-Q for the quarters ended December 31, 2000, March 31, 2001 and June 30, 2001;

•	Current Report on Form 8-K filed on August 27, 2001 (event date: August 27, 2001);

•	Current Report on Form 8-K filed on May 23, 2001 (event date: May 14, 2001);

•	Current Report on Form 8-K filed on May 8, 2001 (event date: May 8, 2001);

•	Current Report on Form 8-K filed on April 27, 2001 (event date: April 26, 2001);

•	Current Report on Form 8-K filed on March 1, 2001 (event date: February 23, 2001);

•	Current Report on Form 8-K filed on November 17, 2000 (event date: November 17, 2000);

•	Current Report on Form 8-K filed on October 18, 2000 (event date: October 6, 2000), as amended by Form 8-K/A filed on December 20, 2000;

•	Proxy Statement filed December 18, 2000 relating to our 2001 Annual Meeting of Shareholders; and

•	Description of our common stock contained in Form 8-A (Item 1) dated March 6, 1996.

We incorporate by reference additional documents that we may file with the SEC between the date of this prospectus and the date we sell all of the securities registered. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

You can obtain any of the documents incorporated by reference in this prospectus from us, or from the SEC through the SEC’s Internet world wide web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Investor Relations
AGL Resources Inc.
P. O. Box 4569
Atlanta, Georgia 30302-4569
Telephone: (404) 584-9470

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, the information and representations contained in this prospectus or in any of the materials that we have incorporated into this prospectus. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

RISK FACTORS

Investing in our securities involves risk. Each time that we issue new securities, risk factors, if appropriate, will be included in the prospectus supplement relating to the new securities.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 allows public companies to provide cautionary remarks about forward-looking statements that they make in documents that are filed with the SEC. Forward-looking statements include, but are not limited to, statements about the following:

•	Business prospects;

•	State and Federal regulation;

•	Deregulation;

•	Concentration of credit risk;

•	Environmental investigations and cleanups;

•	Quantitative and qualitative disclosures about market risk;

•	Acquisitions and the integration of the acquired assets;

•	Fluctuations in price of natural gas and energy related commodities;

•	Economic conditions;

•	Propane operations; and

•	Changes required by the Public Utility Holding Company Act of 1935.

Important factors that could cause our actual results to differ substantially from those in the forward-looking statements include, but are not limited to, the following:

•	Changes in price, availability and demand for natural gas and related products;

•	Impact of changes in state and federal legislation and regulation on both the gas and electric industries;

•	Industrial, commercial, and residential growth and economic conditions in our service territories;

•
Effects and uncertainties of deregulation and competition, particularly in markets where prices and providers historically have been regulated, unknown risks related to nonregulated businesses, and unknown issues such as the stability of certificated marketers;

•	Concentration of credit risk in certificated marketers (e.g., approximately eight certified marketers compete in Georgia’s retail gas market);

•	Industry consolidation;

•	Impact of acquisitions and divestitures;

•	Changes in accounting policies and practices issued periodically by accounting standard-setting bodies;

•	Interest rate fluctuations, financial market conditions, and economic conditions, generally;

•	Uncertainties about environmental issues and the related impact of such issues;

•	Impact of changes in weather upon the temperature sensitive portions of the business; and

•	Other factors and the related impact of such factors.

AGL RESOURCES INC.

AGL Resources, a registered public utility holding company, is the holding company for:

•	Atlanta Gas Light Company, a natural gas local distribution utility;

•	Virginia Natural Gas, Inc., a natural gas local distribution utility;

•	Chattanooga Gas Company, a natural gas local distribution utility;

•	Sequent Energy Management, LP, formerly AGL Energy Services, Inc., an asset optimization and wholesale energy trading and marketing company;

•	AGL Services Company, a service company established in accordance with the Public Utility Holding Company Act of 1935;

•	AGL Capital Corporation, a financing subsidiary; and

•	Several other non-utility subsidiaries.

Atlanta Gas Light Company conducts its primary business, the distribution of natural gas, throughout most of Georgia. Chattanooga Gas Company distributes natural gas in the Chattanooga area of Tennessee. Virginia Natural Gas distributes natural gas in the Hampton Roads region of Virginia. The Georgia Public Service Commission regulates Atlanta Gas Light Company, the Tennessee Regulatory Authority regulates Chattanooga Gas Company and the Virginia State Corporation Commission regulates Virginia Natural Gas. Sequent provides asset optimization and wholesale trading and marketing services for AGL Resources’ regulated and unregulated operations, as well as for unaffiliated retail gas marketers. Atlanta Gas Light Company, Chattanooga Gas Company and Virginia Natural Gas comprise substantially all of AGL Resources’ assets, revenues and earnings.

AGL Resources owns or has an interest in the following non-utility businesses:

•
SouthStar Energy Services LLC, a joint venture among a subsidiary of AGL Resources and subsidiaries of Dynegy Holdings, Inc. and Piedmont Natural Gas Company. SouthStar markets natural gas and related services to residential and small commercial customers in Georgia and to industrial customers in the Southeast. SouthStar began marketing natural gas to customers in Georgia during the first quarter of fiscal 1999 under the trade name Georgia Natural Gas Services.

•	AGL Investments, Inc., which directly or indirectly owns or manages certain non-utility businesses, including:

—
AGL Propane Services, Inc., which has approximately 22% ownership interest in US Propane LLC. US Propane owns 34% of Heritage Propane Partners, which engages in the sale of propane and related products and services throughout the United States; and

—
AGL Networks, LLC, which was formed in August, 2000 for the purpose of partnering with other telecommunication companies to serve Atlanta’s rapidly growing demand for high-speed network capacity. In April, 2001, the Georgia Public Service Commission granted AGL Networks’ Competitive Local Exchange Carrier License, which grants AGL Networks the rights to construct last-mile connectivity and provide dark fiber network services in the State of Georgia.

•
AGL Capital Corporation, which was established to finance the acquisition of Virginia Natural Gas, to refinance existing short-term debt and to provide working capital to AGL Resources and its subsidiaries through a commercial paper program, the issuance of debt securities and other financing mechanisms.

AGL Resources’ principal executive offices are located at 817 West Peachtree Street, N.W. Atlanta, Georgia 30308 (telephone (404) 584-9470).

AGL CAPITAL TRUST III

The Trust is a statutory business trust formed under Delaware law pursuant to a trust agreement executed by AGL Capital, as Sponsor, The Bank of New York (Delaware), as Delaware Trustee and the Administrative Trustees named therein, and the filing of a Certificate of Trust with the Delaware Secretary of State on August 21, 2001. The trust agreement will be amended and restated among AGL Capital, as Sponsor, The Bank of New York, as Property Trustee, The Bank of New York (Delaware), as Delaware Trustee, and the Administrative Trustees (the “Trust Agreement”). The Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Trust exists for the exclusive purposes of issuing and selling its Trust Preferred Securities and Common Securities, using the proceeds from the sale of these securities to acquire Junior Subordinated Debentures, unsecured debt obligations of AGL Capital, and making distributions and, except as otherwise limited by the Trust Agreement, engaging in only those other activities necessary, advisable or incidental to the purposes listed above. The Junior Subordinated Debentures will be the sole assets of the Trust, and payments under the Junior Subordinated Debentures and an Agreement on Expenses and Liabilities will be the sole revenues of the Trust. AGL Capital Corporation will own all of the Trust’s common securities (the “Common Securities” and, together with the Preferred Securities, the “Trust Securities”).

The Common Securities will rank equal in priority, and payments will be made thereon pro rata, with the Trust Preferred Securities, except that upon the occurrence and continuance of an event of default under the Trust Agreement, the rights of AGL Capital as holder of the Common Securities to payments in respect of distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities. See “Description of Trust Preferred Securities—Subordination of Common Securities.” AGL Capital will acquire Common Securities in a liquidation amount equal to at least 3% of the total capital of the Trust. The Trust has a term of 40 years, but may terminate earlier as provided in the Trust Agreement. The Trust’s business and affairs are conducted by its trustees, each appointed by AGL Capital as holder of the Common Securities.

The trustees for the Trust will be The Bank of New York, as the Property Trustee (the “Property Trustee”), The Bank of New York (Delaware), as the Delaware Trustee (the “Delaware Trustee”), and two individual trustees (the “Administrative Trustees”) who are employees or officers of or affiliated with AGL Capital (collectively, the “Trustees”). The Bank of New York, as Property Trustee, will act as sole indenture trustee under the Trust Agreement. The Bank of New York will also act as indenture trustee under an Indenture among AGL Capital, AGL Resources and The Bank of New York. See “Description of Junior Subordinated Debentures.” The holder of the Common Securities of the Trust or, if an Event of Default under the Trust Agreement has occurred and is continuing, the holders of a majority in liquidation amount of the Trust Preferred Securities, will be entitled to appoint, remove or replace the Property Trustee and/or the Delaware Trustee. In no event will the holders of the Trust Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees; such voting rights will be vested exclusively in the holder of the Common Securities. The duties and obligations of each Trustee are governed by the Trust Agreement, the Delaware Business Trust Act and the Trust Indenture Act. AGL Capital will pay all fees, expenses, debts and obligations (other than the Trust Securities) related to the Trust and the offering of the Trust Preferred Securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of the Trust. The rights of the holders of the Trust Preferred Securities, including economic rights, rights to information and voting rights, are as set forth in the Declaration, the Delaware Business Trust Act (the “Delaware Trust Act”) and the Trust Indenture Act. See “Description of Trust Preferred Securities.”

The Trust’s registered office in the State of Delaware is c/o The Bank of New York (Delaware), White Clay Center, Route 273, Newark, Delaware 19711. The principal executive office of the Trust is c/o AGL Resources Inc., 817 West Peachtree Street, N.W., Atlanta, Georgia 30308 (telephone number 404-584-9470).

FINANCIAL STATEMENTS OF THE TRUST AND ACCOUNTING TREATMENT

The financial statements of the Trust will be consolidated with AGL Resources’ financial statements, with the Trust Preferred Securities shown as “Company obligated mandatory redeemable preferred securities of subsidiary trusts.” There are no separate financial statements of the Trust in this prospectus. We do not believe such financial statements would be helpful because:

•	The Trust is a wholly-owned subsidiary of AGL Capital or AGL Resources, which files consolidated financial information under the Exchange Act.

•	The Trust does not have any independent operations other than issuing the Trust Preferred Securities and Common Securities and purchasing the Junior Subordinated Debentures.

•
The obligations of AGL Capital and AGL Resources under the Junior Subordinated Debentures and Trust Preferred Securities Guarantee have the effect of providing a full, irrevocable and unconditional guarantee of the Trust’s obligations under the Trust Preferred Securities. Holders of Trust Preferred Securities may, under certain circumstances, enforce these obligations directly against AGL Capital and AGL Resources.

The Trust is not, and will not become, subject to the information reporting requirements of the Securities Exchange Act of 1934.

USE OF PROCEEDS

Unless the prospectus supplement indicates otherwise, the net proceeds we receive from the sale of the securities described in this prospectus will be used for general corporate purposes, which may include financing future acquisitions, reducing outstanding short-term debt obligations (including debt incurred through our commercial paper program), financing the development and construction of new facilities, additions to working capital, reductions of the indebtedness of our subsidiaries, and financing of capital expenditures. We may invest funds not immediately required for such purposes in short-term investment grade securities. The amount and timing of sales of the securities described in this prospectus will depend on market conditions and the availability to us of other funds.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended June 30,		Fiscal Year Ended September 30,
	2001	2000	2000	1999	1998	1997	1996
Ratio of Earnings to Fixed Charges	2.79	2.94	2.87	3.00	3.07	3.24	3.37

RATIO OF EARNINGS TO FIXED CHARGES AND DIVIDENDS

The following table shows our consolidated ratio of earnings to fixed charges and dividends for the periods indicated:

	Nine Months Ended June 30,		Fiscal Year Ended September 30,
	2001	2000	2000	1999	1998	1997	1996
Ratio of Earnings to Fixed Charges and Dividends	2.59	2.66	2.61	2.72	2.77	2.90	3.08

DESCRIPTION OF DEBT SECURITIES

The debt securities and related guarantees will be issued under an indenture dated as of February 20, 2001, as supplemented and modified, as necessary, among AGL Capital Corporation, AGL Resources and The Bank of New York, as trustee. The indenture provides for the issuance from time to time of debt securities in an unlimited dollar amount and an unlimited number of series. The debt securities will be guaranteed by AGL Resources under the guarantees described below.

The following description of the terms of the debt securities and the guarantees summarizes the material terms that will apply to the debt securities and the guarantees. The description is not complete and we refer you to the indenture, a copy of which is an exhibit to the registration statement of which this prospectus is a part. For your reference, in several cases below, we have noted the section in the indenture that the paragraph summarizes. The referenced section of the indenture and the definitions of capitalized terms are incorporated by reference in the following summary.

Prospective purchasers of debt securities should be aware that special U.S. federal income tax, accounting and other considerations may be applicable to instruments such as the debt securities. The prospectus supplement or term sheet relating to an issue of debt securities will describe these considerations, if they apply.

General

The indenture does not limit the aggregate principal amount of the debt securities that may be issued thereunder and provides that the debt securities may be issued from time to time in series. The debt securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness, unless otherwise provided in a prospectus supplement.

The prospectus supplement and any related pricing supplement will describe certain terms of the offered debt securities, including:

•	the title of the offered debt securities;

•	any limit on the aggregate principal amount of the offered debt securities;

•
the person or persons to whom interest on the offered debt securities shall be payable on any interest payment date if other than the person in whose name the offered debt security is registered on the regular record date;

•	the date or dates on which the principal of the offered debt securities is payable;

•
the rate or rates (or manner in which interest is to be determined) at which the offered debt securities will bear interest, if any, and the date from which such interest, if any, will accrue and the regular record date for the interest payable on the offered debt securities on any interest payment date;

•	the periods within which, the prices at which and the terms and conditions upon which the offered debt securities may be redeemed, in whole or in part, at our option;

•
our obligation, if any, to redeem or purchase the offered debt securities pursuant to any sinking fund or at the option of the holder and the price or prices at which and the terms and conditions upon which such offered debt securities will be redeemed or purchased;

•	whether the offered debt securities are to be issued in whole or in part in the form of one or more global notes and, if so, the identity of the depositary for such global notes; and

•
any events of default (in addition to those specified in the indenture) or other terms and conditions with respect to the offered debt securities that are not inconsistent with the terms of the indenture.

Unless otherwise provided in the prospectus supplement or a pricing supplement, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof.

One or more series of debt securities may be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Special federal income tax and other considerations applicable thereto will be described in the prospectus supplement relating thereto.

The indenture provides that all debt securities of any one series need not be issued at the same time and that we may, from time to time, issue additional debt securities of a previously issued series. In addition, the indenture provides that we may issue debt securities with terms different from those of any other series of debt securities and, within a series of debt securities, terms, such as interest rate or manner in which interest is calculated, original issue date, redemption provisions and maturity date, may differ.

Payment of Notes; Transfers; Exchanges

Except as may be provided in the applicable prospectus supplement, interest, if any, on each debt security payable on each interest payment date will be paid to the person in whose name such debt security is registered as of the close of business on the regular record date relating to such interest payment date. However, if there has been a default in the payment of interest on any debt security, such defaulted interest may be payable to the holder of such debt security as of the close of business on a date selected by the trustee not more than 15 days and not less than 10 days prior to the date we propose for payment of such defaulted interest. (See Section 307.)

Principal of, and premium and interest, if any, on the debt securities will be payable at the office of the trustee designated for such purpose or at any paying agency we maintain for such purpose. We may appoint one or more paying agents and may remove any paying agent, all in our discretion. The applicable prospectus supplement will identify any paying agent appointed.

The transfer of the debt securities may be registered, and the debt securities may be exchanged for other debt securities of authorized denominations and of like tenor and aggregate principal amount at the office of the trustee designated for such purpose or at any paying agency we maintain for such purpose. We may appoint one or more additional security registrars or transfer agents and may remove any security registrar or transfer agent, all in our discretion. The applicable prospectus supplement will identify any additional security registrar or transfer agent appointed.

No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We will not be required:

•	to issue, register the transfer of or exchange debt securities during the period of 15 days prior to giving any notice of redemption or

•
to issue, register the transfer of or exchange any debt security selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part. (See Section 305.)

Redemption

Any terms for the optional or mandatory redemption of the offered debt securities will be set forth in the applicable prospectus supplement. In accordance with the terms of the indenture, debt securities will be redeemable only upon notice, by mail, not less than 30 nor more than 60 days prior to the date fixed for redemption and, if less than all of the debt securities of any series are to be redeemed, the particular debt securities will be selected by the security registrar by such method as the trustee deems fair and appropriate. (See Sections 403 and 404.)

Any notice of optional redemption may state that such redemption shall be conditional upon the receipt by the trustee, on or prior to the date fixed for such redemption, of money sufficient to pay the principal of and premium and interest, if any, on such debt securities and that if such money has not been so received, such notice will be of no force or effect and we will not be required to redeem such debt securities. (See Section 404.)

Events of Default

The following are events of default under the indenture with respect to debt securities of any series:

•	failure to pay any interest on any debt security within 30 days after the same becomes due and payable;

•	failure to pay principal of or any premium on any debt security within three (3) business days of when due;

•
failure to perform, or breach of, any other covenant or warranty in the indenture (other than a covenant or warranty included in the indenture solely for the benefit of one or more series of debt securities other than that series), continued for 90 days after written notice to us by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities to us and the trustee as provided in the indenture;

•	certain events of bankruptcy, insolvency, conservatorship, receivership or reorganization; and

•	any other event of default provided with respect to the debt securities of that series. (See Section 801.)

No event of default with respect to the debt securities of one series necessarily constitutes an event of default with respect to the debt securities of any other series issued under the indenture.

If an event of default other than certain events of bankruptcy, insolvency, conservatorship, receivership or reorganization occurs and is continuing, either the trustee or the holders of at least 33% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of all the outstanding debt securities of that series to be due and payable immediately; provided, however, that if such an event of default occurs and is continuing with respect to more than one series of debt securities, the trustee or the holders of not less than 33% in aggregate principal amount of the outstanding debt securities of all such series, considered as one class, may make such declaration of acceleration and not the holders of the debt securities of any of such series. (See Section 802.)

The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of the debt securities of that series, waive any past default under the indenture with respect to the debt securities of that series, except a default in the payment of principal or premium or interest, if any, or in respect of a provision of the indenture which cannot be amended or modified without the consent of the holder of each outstanding debt security of the series affected. (See Section 813.)

Remedies

At any time after the declaration of acceleration with respect to the debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the event or events of default giving rise to such declaration of acceleration shall, without further act, be deemed to have been waived, and such declaration and its consequences shall, without further act, be deemed to have been rescinded and annulled if

•	we have paid or deposited with the trustee a sum sufficient to pay:

(1)	all overdue interest on all debt securities of such series;

(2)
the principal of and premium, if any, on any debt securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed hereof in such debt securities;

(3)	to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such debt securities;

(4)	all amounts due to the trustee under the indenture; and

•
any other event or events of default with respect to the debt securities of such series, other than the nonpayment of the principal of the debt securities of such series which has become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. (See Section 802.)

The indenture provides that, subject to the duty of the trustee during the continuance of an event of default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee and subject to certain other limitations, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series; provided, however, that if an event of default occurs and is continuing with respect to more than one series of debt securities, the holders of a majority in aggregate principal amount of the outstanding debt securities of all such series, considered as one class, will have the right to make such direction, and not the holders of the debt securities of any one of such series; and provided, further, that:

•
such direction will not be in conflict with any rule of law or with the indenture and would not involve the trustee in personal liability in circumstances where reasonable indemnity could not be adequate and

•	the trustee may take any other action it deems proper which is not inconsistent with such direction. (See Section 812.)

The right of a holder of any debt security of such series to institute a proceeding with respect to the indenture is subject to certain conditions precedent, but each holder has an absolute right to receive payment of principal and premium and interest, if any, when due and to institute suit for the enforcement of any such payment. (See Sections 807 and 808.) The indenture provides that the trustee, within 90 days after the occurrence of any default thereunder with respect to the debt securities of a series, is required to give the holders of the indenture securities of such series notice of any default known to it, unless cured or waived; provided, however, that, except in the case of a default in the payment of principal of or premium or interest, if any, on any debt securities of such series, the trustee may withhold such notice if the trustee determines that it is in the interest of such holders to do so; and provided, further, that in the case of an event of default of the character specified above in the third bullet point under “Events of Default,” no such notice shall be given to such holders until at least 75 days after the occurrence thereof. (See Section 902.)

The indenture requires us to annually furnish to the trustee a statement as to our performance of certain obligations and as to any default in such performance. The indenture also requires us to notify the trustee of any event of default within ten days after certain of our officers obtain actual knowledge thereof. (See Section 606.)

Modification, Waiver and Amendment

Certain modifications and amendments of the indenture may be made by us and the trustee without the consent of the holders, including those which:

•	evidence the assumption by any of our successors of our obligations under the indenture or with respect to the debt securities;

•	add to our covenants or surrender any of our rights under the indenture;

•	add any events of default, in addition to those specified in the indenture, with respect to any series of outstanding debt securities;

•
change or eliminate any provision of the indenture or add any new provision to the indenture; provided, however, that if such change, elimination or addition will adversely affect the interests of holders of debt securities of any series in any material respect, such change, elimination or addition will become effective with respect to such series only when there is no debt security of such series remaining outstanding under the indenture;

•	provide collateral security for the debt securities;

•	establish the form or terms of debt securities of any series;

•
evidence the appointment of a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as shall be necessary to provide for or to facilitate the administration of the trusts under the indenture by more than one trustee;

•	provide for the procedures required to permit the utilization of a noncertificated system of registration for any series of debt securities;

•	subject to certain conditions, change the place where debt securities may be transferred, exchanged or paid; or

•
cure any ambiguity or inconsistency or make any other provisions with respect to matters and questions arising under the indenture, provided such provisions shall not adversely affect the interests of the holders of debt securities of any series in any material respect. (See Section 1201.)

Without limiting the generality of the foregoing, if the Trust Indenture Act of 1939, as amended, is amended after the date of the indenture to require changes to the indenture or the incorporation therein of additional provisions or permit changes to, or the elimination of, provisions which, at the date of the indenture or at any time thereafter, are required by the Trust Indenture Act to be contained in the indenture, the trustee and we may, without the consent of any holders, enter into one or more supplemental indentures to effect or reflect any such change, incorporation or elimination.

Modifications and amendments of the indenture may be made by the trustee and us with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series then outstanding under the indenture and affected by such modification or amendment, considered as one class; provided, however, that no such modification or amendment may, without the consent of the holders of each outstanding debt security affected thereby:

•	change the stated maturity of the principal of, or any installment of principal of or interest, if any, on, any debt security;

•	reduce the principal amount of, or premium or interest, if any, on, any debt security;

•	reduce the amount of principal of an original issue discount debt security payable upon acceleration of the maturity thereof;

•	change the currency in which any principal of, or premium or interest, if any, on, any debt security is payable;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•
reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	reduce the requirements for quorum or voting; or

•	amend certain other provisions of the indenture relating to amendments and defaults.

A supplemental indenture which changes or eliminates any covenant or other provision of the indenture which has expressly been included solely for the benefit of one or more particular series of debt securities, or which modifies the rights of the holders of debt securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the indenture of the holders of any other debt securities. (See Section 1202.)

Covenants; Consolidation, Merger and Sale of Assets

We will cause (or, with respect to property owned in common with others, make reasonable effort to cause) all of our properties used or useful in the conduct of our business to be maintained and kept in good condition, repair and working order and will cause (or with respect to property owned in common with others make reasonable effort to cause) all necessary repairs, renewals, replacements, betterments and improvements thereof to be made, all as, in our judgment, may be necessary so that our business may be properly conducted; provided, however, that the foregoing will not prevent us from discontinuing, or causing the discontinuance of, the operation and maintenance of any of our properties if such discontinuance is, in our judgment, desirable in the conduct of our business and will not adversely affect the interests of the holders of debt securities of any series in any material respect. (See Section 605.)

Subject to the provisions described in the next paragraph, we will do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence and rights (charter and statutory) and our franchises; provided, however, that we will not be required to preserve any such right or franchise if, in our judgment, preservation thereof is no longer desirable in the conduct of our business and the failure to preserve any such right or franchise will not adversely affect the interests of the holders of debt securities of any series in any material respect. (See Section 604.)

We may, without the consent of the holders of any of the outstanding debt securities under the indenture, merge into, consolidate with, or sell, lease or convey all or substantially all of our assets to a successor company organized under the laws of the United States, any state thereof or the District of Columbia, provided, however, that such successor company assumes our obligations on the debt securities and under the indenture, that after giving effect to the transaction no event of default, and no event which, after notice or lapse of time or both would become an event of default, will have occurred and be continuing, and that we will have delivered to the trustee an opinion of counsel and an officer’s certificate as provided in the indenture. (See Section 1101.)

Satisfaction and Discharge

We may terminate certain of our obligations under the indenture with respect to debt securities of any series on the terms and subject to the conditions contained in the indenture, by depositing in trust with the trustee cash or eligible obligations (as defined below) (or a combination thereof) sufficient to pay the principal of and premium and interest, if any, due and to become due on the debt securities of such series on or prior to their maturity or redemption date in accordance with the terms of the indenture and such debt securities. (See Section 701.)

The indenture, with respect to any and all series of debt securities (except for certain specified surviving obligations) will be discharged and cancelled upon the satisfaction of certain conditions, including:

•
the payment in full of the principal of (and premium, if any) and interest on all of the debt securities of such series or the deposit with the trustee of an amount in cash or eligible obligations (or a combination thereof) sufficient for such payment or redemption, in accordance with the indenture;

•	the payment by us of all other sums required under the indenture; and

•	the delivery of a certificate by us to the trustee stating that all conditions relating to the satisfaction and discharge of the indenture have been complied with. (See Section 702.)

Eligible Obligations include:

•
with respect to debt securities denominated in United States dollars, government obligations (which include direct obligations of, or obligations unconditionally guaranteed by, the United States of America entitled to the benefit of the full faith and credit thereof and certificates, depositary receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof); and

•
with respect to debt securities denominated in a currency other than United States Dollars or in a composite currency, such other obligations or instruments as shall be specified with respect to such debt securities, as contemplated by the indenture.

In order to terminate our obligations in respect of any series of debt securities, we must deliver to the trustee an opinion of counsel to the effect that the holders of that series of securities will not recognize income, gain or loss for federal income tax purposes as a result.

For federal income tax purposes, any deposit contemplated by the first two paragraphs of this section may be treated as a taxable exchange of the related debt securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case, holders of such debt securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their debt securities. Such holders thereafter would be required to include in income a share of the income, gain or loss of the trust. The amount so required to be included in income could be different from the amount that would be includable in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.

Governing Law

The debt securities and the indenture will be governed by and construed in accordance with the laws of the State of New York.

Description of the Guarantees

AGL Resources will unconditionally guarantee to each holder of debt securities and to the trustee and its successors the due and punctual payment of the principal of and premium, if any, and interest, if any, on the debt securities. The guarantees apply whether the payment is due at the maturity date of the debt securities, on an interest payment date, or as a result of acceleration, an offer to purchase or otherwise. The guarantees include payment of interest on the overdue principal of and interest, if any, on the debt securities (if lawful) and all other obligations of the Issuer under the indenture.

The guarantees will remain valid even if the indenture is found to be invalid. AGL Resources is obligated under the guarantees to pay any guaranteed amount immediately after AGL Capital Corporation’s failure to do so.

AGL Resources is a holding company with no independent business operations or source of income of its own. It conducts substantially all of its operations through its subsidiaries and, as a result, AGL Resources depends on the earnings and cash flow of and dividends or distributions from its subsidiaries to provide the funds necessary to meet its debt and contractual obligations. Furthermore, a substantial portion of AGL Resources’ consolidated assets, earnings and cash flow is derived from the operation of its regulated utility subsidiaries, whose legal authority to pay dividends or make other distributions to AGL Resources is subject to regulation.

AGL Resources’ holding company status also means that the right of AGL Resources to participate in any distribution of the assets of any of its subsidiaries upon liquidation, reorganization or otherwise is subject to the prior claims of the creditors of each of the subsidiaries, except to the extent that the claims of AGL Resources itself as a creditor of a subsidiary may be recognized. Since this is true for AGL Resources, it is also true for the creditors of AGL Resources, including the holders of the debt securities. The right of AGL Resources’ creditors, including the holders of the debt securities, to participate in the distribution of the stock owned by AGL Resources in its regulated subsidiaries is also subject to regulation.

Concerning the Trustee

The indenture contains certain limitations on the right of the trustee, should it become our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions with us; provided, however, that if the trustee acquires any conflicting interest, it must eliminate such conflict or resign.

The indenture provides that, in case an event of default shall occur and be continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his or her own affairs in the exercise of its power.

DESCRIPTION OF TRUST PREFERRED SECURITIES

General

The Trust Preferred Securities will be issued pursuant to the terms of the Trust Agreement and represent preferred undivided beneficial interests in the assets of the Trust. The holders of the Trust Preferred Securities will be entitled to a preference over the Common Securities in certain circumstances with respect to Distributions and amounts payable on redemption of the Trust Preferred Securities or liquidation of the Trust. See “—Subordination of Common Securities.” The Trust Agreement will be qualified under the Trust Indenture Act. This summary of certain provisions of the Trust Preferred Securities, the Common Securities and the Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Trust Agreement, including the definitions therein of certain terms, the Delaware Business Trust Act and the Trust Indenture Act.

The Trust Agreement authorizes the Trustees, on behalf of the Trust, to issue the Trust Preferred Securities, which represent preferred undivided beneficial interests in the assets of the Trust, and the Common Securities, which represent common undivided beneficial interests in the assets of the Trust. All of the Common Securities will be owned by AGL Capital. The outstanding Liquidation Amount at any one time for the Trust Preferred Securities will be limited to a certain dollar amount. The Trust Preferred Securities will rank equal in priority, and payments will be made thereon pro rata, with the Common Securities except as described under “—Subordination of Common Securities.” Legal title to the Junior Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Trust Preferred Securities and Common Securities. The Trust Preferred Guarantee will not guarantee payment of Distributions or amounts payable on redemption of the Trust Preferred Securities or liquidation of the Trust when the Trust does not have funds on hand legally available for such payments. See “Description of Trust Preferred Guarantee.”

Distributions

Distributions on the Trust Preferred Securities will be cumulative and will be payable on the dates payable to the extent the Trust has funds available for the payment of Distributions. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Trust Preferred Securities is not a Business Day (as defined below), payment of the Distribution payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect to any such delay), in each case with the same force and effect as if made on such date (each date on which Distributions are payable in accordance with the foregoing, a “Distribution Date”). A “Business Day” shall mean any day other than a Saturday or a Sunday, or a day on which banking institutions in the City of New York, New York or Atlanta, Georgia are authorized or required by law or executive order to remain closed.

So long as no Debenture Event of Default shall have occurred and be continuing, AGL Capital will have the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extended Interest Payment Period, provided that no Extended Interest Payment Period may extend beyond the Stated Maturity Date. Upon any election, quarterly Distributions on the Trust Preferred Securities will be deferred by the Trust during the Extended Interest Payment Period. Distributions to which holders of the Trust Preferred Securities are entitled during the Extended Interest Payment Period will accumulate additional Distributions at a specific rate per annum, compounded quarterly from the relevant Distribution Date. The term “Distributions,” as used herein, shall include any such additional Distributions.

Prior to the termination of any Extended Interest Payment Period, AGL Capital may further extend such Extended Interest Payment Period, provided that such extension does not cause the Extended Interest Payment Period to exceed 20 consecutive quarters or to extend beyond the Stated Maturity Date. Upon the termination of any Extended Interest Payment Period and the payment of all amounts then due, and subject to the foregoing limitations, AGL Capital may elect to begin a new Extended Interest Payment Period. AGL Capital must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of an Extended Interest Payment Period at least one Business Day prior to the earlier of (i) the date the Distributions on the Trust Preferred Securities would have been payable except for the election to begin an Extended Interest Payment Period or (ii) the date the Administrative Trustees are required to give notice to any securities exchange or quotation system or to holders of such Trust Preferred Securities of the record date or the date such Distributions are payable but in any event not less than one Business Day prior to such record date. There is no limitation on the number of times that AGL Capital may elect to begin an Extended Interest Payment Period. See “Description of Junior Subordinated Debentures—Option to Extend Interest Payment Date” and “Certain Federal Income Tax Consequences—Interest Income and Original Issue Discount.”

During any Extended Interest Payment Period, neither AGL Resources nor AGL Capital may:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock (which includes common and preferred stock);

•
make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any of its debt securities that rank equal in priority with or junior in right of payment to, with respect to AGL Capital, the Junior Subordinated Debentures or with respect to AGL Resources, debt that is subordinated to its Senior Indebtedness; or

•
make any guarantee payments with respect to any guarantee of the debt securities of any of their respective subsidiaries if such guarantees rank equal in priority with or junior in right of payment to, with respect to AGL Capital, the Junior Subordinated Debentures or with respect to AGL Resources, debt that is subordinated to its Senior Indebtedness (other than (a) dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, common stock, (b) any declaration of a dividend in connection with the implementation of a stockholders’ rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the guarantees, (d) the purchase of fractional shares resulting from a reclassification of capital stock or the exchange or conversion of one class, or series of capital stock for another class or series of capital stock, and (e) the purchase of fractional interests in shares of capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged).

Although AGL Capital may in the future exercise its option to defer payments of interest on the Junior Subordinated Debentures, AGL Capital has no such current intention.

The revenue of the Trust available for distribution to holders of the Trust Preferred Securities and Common Securities will be limited to payments under the Junior Subordinated Debentures in which the Trust will invest the proceeds from the issuance and sale of the Trust Securities. See “Description of Junior Subordinated Debentures—General.” If AGL Capital does not make interest payments on the Junior Subordinated Debentures, the Trust will not have funds available to pay Distributions on the Trust Preferred Securities and Common Securities. AGL Resources will guarantee on a junior subordinated basis the payment of the principal (and premium, if any) and interest on the Junior Subordinated Debentures, except that no payment of interest will be made under the Debenture Guarantee for any period during which AGL Capital has exercised its right to defer interest payments on the Junior Subordinated Debentures.

Redemption

Upon the repayment on the Stated Maturity Date or prepayment prior to the Stated Maturity Date of the Junior Subordinated Debentures, the proceeds from such repayment or prepayment shall be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Trust Securities, upon not less than 10 nor more than 60 days’ notice of a date of redemption (the “Redemption Date”), at the applicable Redemption Price, which shall be equal to:

•
in the case of the repayment of the Junior Subordinated Debentures on the Stated Maturity Date, the Maturity Redemption Price (equal to the principal of, and accrued interest on, the Junior Subordinated Debentures);

•
in the case of the optional prepayment of the Junior Subordinated Debentures prior to a date to be specified in the Trust Agreement upon the occurrence and continuation of a Tax Event or an Investment Company Act Event, the Special Event Redemption Price (equal to the Special Event Prepayment Price in respect of the Junior Subordinated Debentures); and

•
in the case of the optional prepayment of the Junior Subordinated Debentures on or after a date to be specified in the Trust Agreement, the Optional Redemption Price (equal to the Optional Prepayment Price in respect of the Junior Subordinated Debentures). See “Description of Junior Subordinated Debentures—Optional Prepayment” and “—Special Event Prepayment.”

“Like Amount” means:

•
with respect to a redemption of the Trust Preferred Securities, Trust Preferred Securities having a Liquidation Amount equal to the principal amount of Junior Subordinated Debentures to be paid in accordance with their terms and

•
with respect to a distribution of Junior Subordinated Debentures upon the liquidation of the Trust, Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Preferred Securities of the holder to whom such Junior Subordinated Debentures are distributed.

Redemption Procedures

If applicable, Trust Preferred Securities shall be redeemed at the applicable Redemption Price with the proceeds from the contemporaneous repayment or prepayment of the Junior Subordinated Debentures. Any redemption of Trust Preferred Securities shall be made and the applicable Redemption Price shall be payable on the Redemption Date only to the extent that the Trust has funds legally available for the payment of such applicable Redemption Price.

If the Trust gives a notice of redemption in respect of the Trust Preferred Securities, then, by 12:00 noon, New York City time, on the Redemption Date, to the extent funds are legally available, with respect to the Trust Preferred Securities held by DTC or its nominees, the Property Trustee will deposit irrevocably with DTC funds sufficient to pay the applicable Redemption Price. See “—Form, Denomination, Book-Entry Procedures and Transfer.” With respect to the Trust Preferred Securities held in certificated form, the Property Trustee, to the extent funds are legally available, will irrevocably deposit with the paying agent for the Trust Preferred Securities funds sufficient to pay the applicable Redemption Price and will give such paying agent irrevocable instructions and authority to pay the applicable Redemption Price to the holders thereof upon surrender of their certificates evidencing the Trust Preferred Securities. See “—Payment and Paying Agency.” Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date shall be payable to the holders of such Trust Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of the Trust Preferred Securities will cease, except the right of the holders of the Trust Preferred Securities to receive the applicable Redemption Price, but without interest on such Redemption Price, and the Trust Preferred Securities will cease to be outstanding. In the event that any Redemption Date of Trust Preferred Securities is not a Business Day, then the applicable Redemption Price payable on such date will be paid on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the applicable Redemption Price is improperly withheld or refused and not paid either by the Trust or by AGL Resources pursuant to the Trust Preferred Guarantee as described under “Description of Trust Preferred Guarantee,” Distributions on Trust Preferred Securities will continue to accumulate at the then applicable rate, from the Redemption Date originally established by the Trust to the date such applicable Redemption Price is actually paid, in which case the actual payment date will be the Redemption Date for purposes of calculating the applicable Redemption Price.

Subject to applicable law (including, without limitation, United States federal securities law), we may at any time and from time to time purchase outstanding Trust Preferred Securities by tender, in the open market or by private agreement.

Notice of any redemption will be mailed at least 10 days but not more than 60 days prior to the Redemption Date to each holder of Trust Preferred Securities at its registered address. Unless AGL Resources defaults in payment of the applicable Prepayment Price on, or in the repayment of, the Junior Subordinated Debentures, on and after the Redemption Date Distributions will cease to accrue on the Trust Preferred Securities called for redemption.

Liquidation of the Trust and Distribution of Junior Subordinated Debentures

AGL Capital will have the right at any time to terminate the Trust and cause the Junior Subordinated Debentures to be distributed to the holders of the Trust Securities in liquidation of the Trust. Such right is subject to AGL Capital having received an opinion of counsel to the effect that such distribution will not be a taxable event to holders of Trust Preferred Securities.

The Trust shall automatically terminate upon the first to occur of:

•	certain events of bankruptcy, dissolution or liquidation of AGL Capital;

•
the distribution of a Like Amount of the Junior Subordinated Debentures to the holders of the Trust Preferred Securities, if AGL Capital, as Sponsor, has given written direction to the Property Trustee to terminate the Trust (which direction is optional and, except as described above, wholly within the discretion of AGL Capital, as Sponsor);

•	redemption of all of the Trust Preferred Securities as described under “—Redemption;”

•	expiration of the term of the Trust; and

•	the entry of an order for the dissolution of the Trust by a court of competent jurisdiction.

If a termination occurs as described in the first, second, fourth or fifth bullet point above, the Trust shall be liquidated by the Trustees as soon as practicable after the receipt of any required regulatory approval by distributing, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, to the holders of the Trust Preferred Securities a Like Amount of the Junior Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practicable, in which event such holders will be entitled to receive out of the assets of the Trust legally available for distribution to holders, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, cash in an amount equal to the aggregate of the Liquidation Amount plus accumulated and unpaid Distributions thereon to the date of payment (such amount being the “Liquidation Distribution”). If such Liquidation Distribution can be paid only in part because the Trust has insufficient assets on hand legally available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust on the Trust Preferred Securities and the Common Securities shall be paid on a pro rata basis, except that if a Debenture Event of Default has occurred and is continuing, the Trust Preferred Securities shall have a priority over the Common Securities. See “—Subordination of Common Securities.”

After the liquidation date is fixed for any distribution of Junior Subordinated Debentures to holders of the Trust Preferred Securities:

•	the Trust Preferred Securities will no longer be deemed to be outstanding;

•
each registered global certificate, if any, representing Trust Preferred Securities and held by DTC or its nominee will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution; and

•
any certificates representing Trust Preferred Securities not held by DTC or its nominee will be deemed to represent Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of such Trust Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid Distributions on such Trust Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for cancellation, whereupon AGL Capital will issue to such holder, and the Debenture Trustee will authenticate, a certificate representing such Junior Subordinated Debentures.

There can be no assurance as to the market prices for the Trust Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for the Trust Preferred Securities if a dissolution and liquidation of the Trust were to occur. Accordingly, the Trust Preferred Securities that an investor may purchase, or the Junior Subordinated Debentures that the investor may receive on dissolution and liquidation of the Trust, may trade at a discount to the price that the investor paid to purchase the Trust Preferred Securities offered hereby.

Subordination of Common Securities

Payment of Distributions on, and the Redemption Price of, the Trust Preferred Securities and Common Securities, as applicable, shall be made pro rata based on the Liquidation Amount of the Trust Preferred Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date an Event of Default shall have occurred and be continuing, no payment of any Distribution on, or applicable Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of the Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Trust Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the applicable Redemption Price the full amount of such Redemption Price, shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Trust Preferred Securities then due and payable.

In the case of any Event of Default, AGL Capital as holder of the Common Securities will be deemed to have waived any right to act with respect to such Event of Default until the effect of such Event of Default shall have been cured, waived or otherwise eliminated. Until any such Event of Default has been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of the Trust Preferred Securities and not on behalf of AGL Capital as holder of the Common Securities, and only the holders of the Trust Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

Events of Default; Notice

The occurrence of a Debenture Event of Default (see “Description of Junior Subordinated Debentures—Junior Subordinated Debenture Events of Default”) constitutes an “Event of Default” under the Trust Agreement. We refer to such an event as a “Trust Enforcement Event.” In addition, the following constitutes an Event of Default under the Trust Agreement:

•	default by the Trust or the Property Trustee in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days;

•	default by the Trust or the Property Trustee in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

•
default in the performance, or breach, in any material respect, of any other covenant or warranty of the Trustees in the Declaration, and continuation of such default or breach for a period of 90 days after notice to the defaulting Trustee or Trustees.

Within 90 days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee shall transmit notice of such Event of Default to the holders of the Trust Preferred Securities, the Administrative Trustees and AGL Capital, as Sponsor, unless such Event of Default shall have been cured or waived.

If a Debenture Event of Default has occurred and is continuing, the Trust Preferred Securities shall have a preference over the Common Securities as described under “—Liquidation of the Trust and Distribution of Junior Subordinated Debentures” and “—Subordination of Common Securities.”

For more information on events of default under the Indenture, see “Description of Junior Subordinated Debentures—Junior Subordinated Debentures Events of Default.” Upon the occurrence and continuance of a

Trust Enforcement Event, the Property Trustee, as the sole holder of the Junior Subordinated Debentures, will have the right under the Indenture to declare the principal amount of the Junior Subordinated Debentures due and payable.

If the Property Trustee fails to enforce its rights under the Junior Subordinated Debentures, the holders of Trust Preferred Securities may, to the extent permitted by applicable law, institute a legal proceeding against AGL Capital to enforce the Property Trustee’s rights under the Junior Subordinated Debentures and the Indenture without first instituting legal proceedings against the Property Trustee or any other person. In addition, if a Trust Enforcement Event is due to AGL Capital’s failure to pay interest or principal or the Junior Subordinated Debentures when due, then the registered holder of Trust Preferred Securities may institute a direct action on or after the due date directly against AGL Capital for enforcement of payment to that holder of the principal of or interest on the Junior Subordinated Debentures having a principal amount equal to the total liquidation amount of that holder’s Trust Preferred Securities. In connection with such a direct action, we will have the right to set off any payment to that holder by us.

Removal of Trustees

Unless a Debenture Event of Default shall have occurred and be continuing, any Trustee may be removed at any time by the holders of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Trust Preferred Securities. In no event will the holders of the Trust Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in AGL Capital as the holder of the Common Securities. No resignation or removal of a Property Trustee or a Delaware Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

Merger or Consolidation of Trustees

Any corporation into which the Property Trustee or the Delaware Trustee or any Administrative Trustee that is not a natural person, may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Delaware or Property Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of such Delaware or Property Trustee, shall be the successor of such Delaware or Property Trustee under the Trust Agreement, provided such corporation shall be otherwise qualified and eligible.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

The Trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any corporation or other Person, except as described below. The Trust may, at the request of AGL Capital, as Sponsor, with the consent of the Administrative Trustees but without the consent of the holders of the Trust Preferred Securities, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to, a trust organized as such under the laws of any State; provided, that:

•
such successor entity either (a) expressly assumes all of the obligations of the Trust with respect to the Trust Securities or (b) substitutes for the Trust Preferred Securities other securities having substantially the same terms as the Trust Preferred Securities (the “Successor Securities”) so long as the Successor Securities rank the same as the Trust Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise;

•	AGL Capital expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Junior Subordinated Debentures;

•
the Trust Preferred Securities or any Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange, quotation system or other organization on which the Trust Preferred Securities are then listed or quoted, if any;

•
such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the Trust Preferred Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization;

•
such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Trust Preferred Securities (including any Successor Securities) in any material respect;

•
such successor entity has a purpose identical to that of the Trust, (vii) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, AGL Capital has received an opinion from independent counsel to the Trust experienced in such matters to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Trust Preferred Securities (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust nor such successor entity will be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”); and

•
AGL Resources, AGL Capital or any permitted successor or assignee owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee.

Notwithstanding the foregoing, the Trust shall not, except with the consent of holders of 100% in Liquidation Amount of the Trust Securities, consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust or the successor entity not to be classified as a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of the Trust Agreement

Except as provided under “—Mergers, Consolidations, Amalgamations or Replacements of the Trust” and “Description of Guarantee—Amendments and Assignment” and as otherwise required by law and the Trust Agreement, the holders of the Trust Preferred Securities will have no voting rights.

The Trust Agreement may be amended from time to time by the Delaware Trustee or the Property Trustee, if affected by such amendment, or by the Administrative Trustees, without the consent of the holders of the Trust Preferred Securities:

•
to cure any ambiguity, correct or supplement any provisions in the Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement, which shall not be inconsistent with the other provisions of the Trust Agreement; or

•
to modify, eliminate or add to any provisions of the Trust Agreement to such extent as shall be necessary to ensure that the Trust will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that the Trust will not be required to register as an “investment company” under the Investment Company Act; provided, however, that such action shall not adversely affect in any material respect the interests of the holders of the Trust Securities, and any amendments of the Trust Agreement shall become effective when notice thereof is given to the holders of the Trust Securities.

The Trust Agreement may be amended by the Administrative Trustees and AGL Capital:

•	with the consent of holders representing a majority (based upon Liquidation Amount) of the outstanding Trust Preferred Securities; and

•
upon receipt by the Administrative Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Administrative Trustees in accordance with such amendment will not affect the Trust’s status as a grantor trust for United States federal income tax purposes or the Trust’s exemption from status as an “investment company” under the Investment Company Act.

However, without the consent of each holder of Trust Preferred Securities, the Trust Agreement may not be amended to:

•
change the amount or timing of any Distribution on the Trust Preferred Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Preferred Securities as of a specified date or

•	restrict the right of a holder of Trust Preferred Securities to institute suit for the enforcement of any such payment on or after such date.

So long as any Junior Subordinated Debentures are held by the Property Trustee, the Administrative Trustees shall not:

•
direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or executing any trust or power conferred on such Property Trustee with respect to the Junior Subordinated Debentures;

•	waive certain past defaults under the Indenture;

•	exercise any right to rescind or annul a declaration of acceleration of the maturity of the principal of the Junior Subordinated Debentures; or

•
consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in Liquidation Amount of all outstanding Trust Preferred Securities provided, however, that where a consent under the Indenture would require the consent of each holder of Junior Subordinated Debentures affected thereby, no such consent shall be given by the Property Trustee without the prior approval of each holder of the Trust Preferred Securities.

The Administrative Trustees shall not revoke any action previously authorized or approved by a vote of the holders of the Trust Preferred Securities except by subsequent vote of such holders. The Property Trustee shall notify each holder of Trust Preferred Securities of any notice of default with respect to the Junior Subordinated Debentures. In addition to obtaining the foregoing approvals of such holders of the Trust Preferred Securities, prior to taking any of the foregoing actions, the Administrative Trustees shall obtain an opinion of counsel experienced in such matters to the effect that the Trust will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

Any required approval of holders of Trust Preferred Securities may be given at a meeting of such holders convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Trust Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Trust Preferred Securities in the manner set forth in the Trust Agreement.

No vote or consent of the holders of Trust Preferred Securities will be required for the Trust to redeem and cancel the Trust Preferred Securities in accordance with the Trust Agreement.

Notwithstanding that holders of the Trust Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Trust Preferred Securities that are owned by AGL Resources, AGL Capital, the Administrative Trustees or any affiliate of AGL Resources or any Administrative Trustees, shall, for purposes of such vote or consent, be treated as if they were not outstanding.

Form, Denomination, Book-Entry Procedures and Transfer

Depositary Procedures

The Depository Trust Company (“DTC”) will act as securities depositary for the Trust Preferred Securities. DTC has advised the Trust and AGL Capital that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC is organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC is owned by a number of participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

DTC has also advised the Trust and AGL Capital that, pursuant to procedures established by it, (i) upon deposit of the Global Trust Preferred Securities, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the Liquidation Amount of the Global Trust Preferred Securities and (ii) ownership of such interests in the Global Trust Preferred Securities will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Trust Preferred Securities).

Investors in the Global Trust Preferred Securities may hold their interests therein directly through DTC if they are Participants, or indirectly through organizations which are Participants. All interests in a Global Trust Preferred Security may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Trust Preferred Security to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Trust Preferred Security to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the Trust Preferred Securities, see “—Exchange of Book-Entry Trust Preferred Securities for Certificated Trust Preferred Securities” and “—Exchange of Certificated Trust Preferred Securities for Book-Entry Trust Preferred Securities.”

Except as described below, owners of interests in the Global Trust Preferred Securities will not have Trust Preferred Securities registered in their name, will not receive physical delivery of Trust Preferred Securities in certificated form and will not be considered the registered owners or holders thereof under the Trust Agreement for any purpose.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Trust Preferred Security.

Payments in respect of the Global Trust Preferred Security registered in the name of DTC or its nominee will be payable by the Property Trustee to DTC in its capacity as the registered holder under the Trust Agreement. Under the terms of the Trust Agreement, the Property Trustee will treat the persons in whose names the Trust Preferred Securities, including the Global Trust Preferred Securities, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Property Trustee nor any agent thereof has or will have any responsibility or liability for:

•
any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Trust Preferred Securities, or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Trust Preferred Securities or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Trust and AGL Capital that its current practice, upon receipt of any payment in respect of securities such as the Trust Preferred Securities, is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in Liquidation Amount of beneficial interests in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of Trust Preferred Securities will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Property Trustee, the Trust, AGL Capital or AGL Resources. Neither the Trust, AGL Capital or AGL Resources nor the Property Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Trust Preferred Securities, and the Trust or AGL Capital and the Property Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Secondary market trading activity in interests in the Global Trust Preferred Securities will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the Trust and AGL Capital that it will take any action permitted to be taken by a holder of Trust Preferred Securities only at the direction of one or more Participants to whose account with DTC interests in the Global Trust Preferred Securities are credited and only in respect of such portion of the Liquidation Amount of the Trust Preferred Securities as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Trust Agreement, DTC reserves the right to exchange the Global Trust Preferred Securities for legended Trust Preferred Securities in certificated form and to distribute such Trust Preferred Securities to its Participants.

The information in this section concerning DTC and its book-entry systems has been obtained from sources that the Trust and AGL Capital believe to be reliable, but neither the Trust nor AGL Capital takes responsibility for the accuracy thereof.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interest in the Global Trust Preferred Securities among participants in DTC, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trust or AGL Capital nor the Property Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Trust Preferred Securities for Certificated Trust Preferred Securities

A Global Trust Preferred Security is exchangeable for Trust Preferred Securities in registered certificated form if:

•
DTC notifies the Trust that it is unwilling or unable to continue as Depositary for the Global Trust Preferred Security and the Trust thereupon fails to appoint a successor Depositary within 90 days or has ceased to be a clearing agency registered under the Exchange Act;

•	AGL Capital in its sole discretion elects to cause the issuance of the Trust Preferred Securities in certificated form; or

•	there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default under the Trust Agreement.

Payment and Paying Agency

Payments in respect of the Trust Preferred Securities held in global form shall be made to the Depositary, which shall credit the relevant accounts at the Depositary on the applicable Distribution Dates or in respect of the Trust Preferred Securities that are not held by the Depositary, such payments shall be made by check mailed to the address of the holder entitled thereto as such address shall appear on the register. The paying agent (the “Paying Agent”) shall initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and AGL Capital. The Paying Agent shall be permitted to resign as Paying Agent upon 30 days’ written notice to the Property Trustee and AGL Capital. In the event that the Property Trustee shall no longer be the Paying Agent, the Administrative Trustees shall appoint a successor (which shall be a bank or trust company acceptable to the Administrative Trustees and AGL Capital) to act as Paying Agent.

Information Concerning the Property Trustee

The Property Trustee, other than during the occurrence and continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Trust Preferred Securities unless it is offered indemnity reasonably satisfactory to it against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of the Trust Preferred Securities or the Common Securities are entitled under the Trust Agreement to vote, then the Property Trustee shall take such action as is directed by AGL Capital and if not so directed, shall take such action as it deems advisable and in the best interests of the holders of the Trust Preferred Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust in such a way that the Trust will not be deemed to be an “investment company” required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Junior Subordinated Debentures will be treated as indebtedness for United States federal income tax purposes. AGL Capital and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Trust or the Trust Agreement, that AGL Capital and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect the interests of the holders of the Trust Preferred Securities.

Holders of the Trust Preferred Securities have no preemptive or similar rights. The Trust may not borrow money, issue debt, execute mortgages or pledge any of its assets.

Governing Law

The Trust Agreement will be governed by and construed in accordance with the laws of the State of Delaware.

DESCRIPTION OF JUNIOR SUBORDINATED DEBENTURES

The Junior Subordinated Debentures are to be issued under an Indenture, as supplemented from time to time (as so supplemented, the “Indenture”), between AGL Capital and The Bank of New York, as trustee (the “Debenture Trustee”). The Indenture will be qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). This summary of certain terms and provisions of the Junior Subordinated Debentures and the Indenture does not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, some of which are not otherwise defined herein, are qualified in their entirety by reference to all of the provisions of the Indenture and those terms made a part of the Indenture by the Trust Indenture Act.

General

Concurrently with the issuance of the Trust Preferred Securities, the Trust will invest the proceeds thereof, together with the consideration paid by AGL Capital for the Common Securities, in Junior Subordinated Debentures issued by AGL Capital. The Junior Subordinated Debentures will bear interest at a specified annual percentage rate, and will be payable quarterly in arrears (each quarterly payment date, an “Interest Payment Date”), to the person in whose name each Junior Subordinated Debenture is registered, subject to certain exceptions, on the record date preceding the relevant payment date. It is anticipated that, until the liquidation, if any, of the Trust, each Junior Subordinated Debenture will be held in the name of the Property Trustee in trust for the benefit of the holders of the Trust Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally payable. The term “interest,” as used herein, shall include quarterly interest payments, interest on quarterly payments not paid on the applicable Interest Payment Date and Additional Sums (as defined below), as applicable.

The Junior Subordinated Debentures will rank equal in priority with all Other Debentures and will be unsecured and subordinate and junior in right of payment to the extent and in the manner set forth in the Indenture to all Senior Indebtedness. See “—Subordination.” AGL Resources will guarantee on a junior subordinated basis the payment of the principal (and premium, if any) and interest on the Junior Subordinated Debentures, except that no payment of interest will be made under the Debenture Guarantee for any period during which AGL Capital has exercised its right to defer interest payments on the Junior Subordinated Debentures. AGL Capital is a wholly-owned finance subsidiary of AGL Resources. AGL Resources is a holding company and almost all of its operating assets are owned by its subsidiaries. AGL Resources relies primarily on dividends from such subsidiaries to meet its obligations. AGL Resources is a legal entity separate and distinct from its subsidiaries. The principal sources of AGL Resources’ income are dividends and fees from its subsidiaries.

The right of AGL Resources and AGL Capital to participate in any distribution of assets of any subsidiary upon such subsidiary’s liquidation or reorganization or otherwise, is subject to the prior claims of creditors of the subsidiary, except to the extent AGL Resources and AGL Capital may be recognized as a creditor of that subsidiary. Accordingly, the Junior Subordinated Debentures will be effectively subordinated to all existing and future liabilities of AGL Capital’s subsidiaries, and holders of Junior Subordinated Debentures should look only to the assets of AGL Capital for payments on the Junior Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of AGL Resources or AGL Capital, including Senior Indebtedness. See “—Subordination.”

The Indenture does not contain provisions that afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged transaction or other similar transactions involving AGL Resources or AGL Capital that may adversely affect such holders.

Form, Registration and Transfer

If the Junior Subordinated Debentures are distributed to the holders of the Trust Preferred Securities, the Junior Subordinated Debentures may be represented by one or more global certificates registered in the name of Cede & Co. as the nominee of DTC. The depositary arrangements for such Junior Subordinated Debentures are expected to be substantially similar to those in effect for the Trust Preferred Securities. For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see “Description of Trust Preferred Securities—Form, Denomination, Book-Entry Procedures and Transfer” and “Depositary Procedures.”

Payment and Paying Agents

Payment of principal of (and premium, if any) and any interest on Junior Subordinated Debentures will be made at the office of the Debenture Trustee in The City of New York or at the office of such Paying Agent or Paying Agents as AGL Capital may designate from time to time, except that at the option of AGL Capital payment of any interest may be made except in the case of Junior Subordinated Debentures in global form, by:

•	check mailed to the address of the Person entitled thereto as such address shall appear in the register for Junior Subordinated Debentures or

•	by transfer to an account maintained by the Person entitled thereto as specified in such register, provided that proper transfer instructions have been received by the relevant Record Date.

Payment of any interest on any Junior Subordinated Debenture will be made to the Person in whose name such Junior Subordinated Debenture is registered at the close of business on the Record Date for such interest, except in the case of defaulted interest. AGL Capital may at any time designate additional Paying Agents or rescind the designation of any Paying Agent; however AGL Capital will at all times be required to maintain a Paying Agent in each Place of Payment for the Junior Subordinated Debentures.

Any moneys deposited with the Debenture Trustee or any Paying Agent, or then held by AGL Capital in trust, for the payment of the principal of (and premium, if any) or interest on any Junior Subordinated Debenture and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall, at the request of AGL Capital, be repaid to AGL Capital and the holder of such Junior Subordinated Debenture shall thereafter look, as a general unsecured creditor, only to AGL Capital for payment thereof.

Option to Extend Interest Payment Date

So long as no Event of Default has occurred and is continuing, AGL Capital will have the right under the Indenture at any time during the term of the Junior Subordinated Debentures to defer the payment of interest at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extended Interest Payment Period, provided that no Extended Interest Payment Period may extend beyond the Stated Maturity Date. At the end of such Extended Interest Payment Period, AGL Capital must pay all interest then accrued and unpaid (together with interest thereon at a specified annual percentage rate, compounded quarterly, to the extent permitted by applicable law).

During any such Extended Interest Payment Period, neither AGL Resources nor AGL Capital may:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock (which includes common and preferred stock); or

•
make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any of its debt securities that rank equal in priority with or junior in right of payment to, with respect to AGL Capital, the Junior Subordinated Debentures or with respect to AGL Resources, debt that is subordinated to its Senior Indebtedness; or

•
make any guarantee payments with respect to any guarantee of the debt securities of any of their respective subsidiaries if such guarantee ranks equal in priority with or junior in right of payment to, with respect to AGL Capital, the Junior Subordinated Debentures or with respect to AGL Resources, debt that is subordinated to its Senior Indebtedness (other than (a) dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, common stock, (b) any declaration of a dividend in connection with the implementation of a stockholders’ rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Guarantee, (d) the purchase of fractional shares resulting from a reclassification of capital stock or the exchange or conversion of one class or series of capital stock for another class or series of capital stock and (e) the purchase of fractional interests in shares of capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged).

Prior to the termination of any such Extended Interest Payment Period, AGL Capital may further extend such Extended Interest Payment Period, provided that such extension does not cause such Extended Interest Payment Period to exceed 20 consecutive periods including the first quarter during such Extended Interest Payment Period, or to extend beyond the Stated Maturity Date. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due on any Interest Payment Date, AGL Capital may elect to begin a new Extended Interest Payment Period, subject to the above requirements. No interest shall be due and payable during an Extended Interest Payment Period, except at the end thereof, but AGL Capital may prepay at any time all or any portion of the interest accrued during an Extended Interest Payment Period. AGL Capital must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of any Extended Interest Payment Period (or an extension thereof) at least five Business Days prior to the earlier of:

•	the date the Distributions on the Trust Preferred Securities would have been payable except for the election to begin or extend such Extended Interest Payment Period or

•
the date the Administrative Trustees are required to give notice to any securities exchange or other quotation system or to holders of Trust Preferred Securities of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Debenture Trustee shall give notice of AGL Capital’s election to begin or extend a new Extended Interest Payment Period to the holders of the Trust Preferred Securities. There is no limitation on the number of times that AGL Capital may elect to begin an Extended Interest Payment Period.

Optional Redemption

The Junior Subordinated Debentures will be prepayable, in whole or in part, at the option of AGL Resources on or after the Initial Optional Redemption Date at a redemption price (the “Optional Redemption Price”) equal to the percentage of the outstanding principal amount of the Junior Subordinated Debentures plus accrued and unpaid interest thereon to the date of prepayment.

Special Event Redemption

If a Tax Event or an Investment Company Act Event shall occur and be continuing, AGL Capital may, at its option, redeem the Junior Subordinated Debentures in whole (but not in part) and thereby cause the mandatory redemption of the Trust Preferred Securities and the Common Securities in whole (but not in part) at any time and within 90 days following the occurrence of such Tax Event or Investment Company Act Event at the Special Event Redemption Price. Following a Tax Event or an Investment Company Act Event, AGL Capital shall take such action as is necessary to promptly determine the Special Event Redemption Price. The

Special Event Redemption Price shall be paid prior to 12:00 noon, New York time, on the date of such redemption or such earlier time as AGL Capital determines, provided that AGL Capital shall deposit with the Trustee an amount sufficient to pay the Special Event Redemption Price by 10:00 a.m., New York time, on the date such Special Event Prepayment Price is to be paid. The Company shall provide the Debenture Trustee with written notice of the Special Event Redemption Price promptly after the calculation thereof.

A “Tax Event” means the receipt by AGL Capital and the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws or any regulations thereunder of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced or made effective on or after the Issue Date, there is more than an insubstantial risk that:

•
the Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to all or part of the income received or accrued on the Junior Subordinated Debentures or the Trust Preferred Securities;

•
interest payable by AGL Capital on the Junior Subordinated Debentures or the Trust Preferred Securities is not, or within 90 days of the date of such opinion will not be, deductible by AGL Capital, in whole or in part, for United States federal income tax purposes; or

•	the Trust is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

An “Investment Company Act Event” means the receipt by AGL Capital and the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Trust is or will be considered an “investment company” that is required to be registered under the Investment Company Act, which change becomes effective on or after the Issue Date of the Trust Preferred Securities.

Notice of any prepayment will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Junior Subordinated Debentures to be prepaid at its registered address. Unless AGL Capital defaults in payment of the prepayment price, on and after the prepayment date interest ceases to accrue on such Junior Subordinated Debentures called for prepayment.

Restrictions on Certain Payments

Neither AGL Capital nor AGL Resources may (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its respective capital stock (which includes common and preferred stock) or (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any of its debt securities that rank equal in priority with or junior in right of payment to, with respect to AGL Capital, the Junior Subordinated Debentures or with respect to AGL Resources, debt that is subordinated to its Senior Indebtedness or (iii) make any guarantees with respect to the debt securities of any of their respective subsidiaries if such guarantees rank equal in priority or junior in right of payment to, with respect to AGL Capital, the Junior Subordinated Debentures or with respect to AGL Resources, debt that is subordinated to its Senior Indebtedness (other than (a) dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, common stock, (b) any declaration of a dividend in connection with the implementation of a stockholder’s rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Guarantee, (d) the purchase of fractional shares resulting from a reclassification capital stock or the exchange or conversion of one class or series of capital stock for another class or series capital stock and (e) the purchase of fractional interests in shares of capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged), if at such time (1) there shall have occurred and be continuing a Trust Agreement Event of Default, (2) there shall have occurred and be continuing a Debenture Event of Default, (3) there shall have occurred and be continuing a payment default under the Trust Agreement or the Indenture, (4) if such Junior Subordinated Debentures are held by the Trust, AGL Capital shall be in default with respect to its payment of any obligations under the Guarantee or (5) AGL Capital shall have given notice of its election of an Extended Interest Payment Period as provided in the Indenture and shall not have rescinded such notice, and such Extended Interest Payment Period, or any extension thereof, shall have commenced.

Modification of Indenture

From time to time AGL Capital and the Debenture Trustee may, without the consent of the holders of Junior Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies (provided that any such action does not materially adversely affect the interest of the holders of Junior Subordinated Debentures) and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting AGL Capital and the Debenture Trustee, with the consent of the holders of a majority in principal amount of Junior Subordinated Debentures, to modify the Indenture in a manner affecting the rights of the holders of Junior Subordinated Debentures; provided, that no such modification may, without the consent of the holders of each outstanding Junior Subordinated Debenture so affected:

•
extend the Stated Maturity, or reduce the principal amount of the Junior Subordinated Debentures or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption, or impair or affect the right of any holder of Junior Subordinated Debentures to institute suit for payment or

•	reduce the percentage of principal amount of Junior Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture.

Junior Subordinated Debenture Events of Default

The Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debentures constitutes a “Debenture Event of Default” (whatever the reason for such Debenture Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

•
failure for 30 days to pay any interest on the Junior Subordinated Debentures or any Other Debentures, when due (subject to the deferral of any due date in the case of an Extended Interest Payment Period);

•
failure to pay any principal or premium, if any, on the Junior Subordinated Debentures or any Other Debentures within three Business Days of when due whether at maturity, upon redemption, by declaration of acceleration of maturity or otherwise;

•
failure to observe or perform in any material respect certain other covenants or warranties contained in the Indenture for 90 days after written notice to AGL Capital from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of Junior Subordinated Debentures; or

•	certain events of bankruptcy, insolvency or reorganization of AGL Capital.

The Debenture Trustee or the holders of not less than 33% in aggregate outstanding principal amount of the Junior Subordinated Debentures may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Junior Subordinated Debentures which has become due solely by such acceleration) has been cured, waived or otherwise remedied and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee.

The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures affected thereby may, on behalf of the holders of all the Junior Subordinated Debentures, waive any past default, except a default in the payment of principal (or premium, if any) on or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest (and premium, if any) and principal due otherwise than by acceleration has been deposited with the Debenture Trustee) or a default in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Junior Subordinated Debenture.

Guarantee of Junior Subordinated Debenture Payments by AGL Resources

If a Debenture Event of Default shall have occurred and be continuing and shall be attributable to the failure of AGL Capital to pay interest (or premium, if any) on principal of the Junior Subordinated Debentures on the due date, AGL Resources will guarantee on a junior subordinated basis the payment of the principal (and premium, if any) and interest on the Junior Subordinated Debentures, except that no payment of interest will be made under the Debenture Guarantee for any period during which AGL Capital has exercised its right to defer interest payments on the Junior Subordinated Debentures.

Consolidation, Merger, Sale of Assets and Other Transactions

The Indenture provides that AGL Capital shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any Person, and no Person shall consolidate with or merge into AGL Capital or convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to AGL Capital, unless:

•
in case AGL Capital consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any State or the District of Columbia, and such successor Person expressly assumes AGL Capital’s obligations on the Junior Subordinated Debentures;

•
immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, shall have occurred and be continuing; and

•	certain other conditions as prescribed in the Indenture are met.

The general provisions of the Indenture do not afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged or other transaction involving AGL Capital’s that may adversely affect holders of the Junior Subordinated Debentures.

Satisfaction and Discharge

The Indenture provides that when, among other things, all Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation:

•	have become due and payable or

•
will become due and payable at maturity within one year, and AGL Capital deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal (and premium, if any) and interest to the date of the deposit or to the Stated Maturity Date, as the case may be, then the Indenture will cease to be of further effect (except as to AGL Capital’s obligations to pay all other sums due pursuant to the Indenture and to provide the officers’ certificates and opinions of counsel described therein), and AGL Capital will be deemed to have satisfied and discharged the Indenture.

Subordination

The Indenture provides that the Junior Subordinated Debentures issued thereunder will be subordinate and junior in right of payment to all Senior Indebtedness of AGL Capital. No payment of principal (including redemption payments), premium, if any, or interest on the Junior Subordinated Debentures may be made at any time when:

•	any Senior Indebtedness of AGL Capital is not paid when due;

•	any applicable grace period with respect to such default has ended and such default has not been cured or waived or ceased to exist; or

•	the maturity of any Senior Indebtedness of AGL Capital has been accelerated because of a default.

Upon any distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of AGL Capital, all Senior Indebtedness of AGL Capital must be paid in full before the holders of the Junior Subordinated Debentures are entitled to receive or retain any payment in respect thereof.

In the event of the acceleration of the maturity of Junior Subordinated Debentures, the holders of all Senior Indebtedness of AGL Capital outstanding at the time of such acceleration will first be entitled to receive payment in full before the holders of Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the Junior Subordinated Debentures.

“Senior Indebtedness” shall mean with respect to an obligor, (i) the principal, premium, if any, and interest in respect of (A) indebtedness of such obligor for money borrowed, and (B) indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by such obligor, (ii) all capital lease obligations of such obligor, (iii) all obligations of such obligor issued or assumed as the deferred purchase price of property, all conditional sale obligations of such obligor and all obligations of such obligor under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business, (iv) all obligations of such obligor for the reimbursement on any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction, (v) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of such obligor (whether or not such obligation is assumed by such obligor), except for (1) any such indebtedness that is by its terms subordinated to or ranks equal in priority with the Securities, and (2) all debt securities or guarantees in respect of those debt securities, issued to any other trust, or a trustee of such trust, partnership or other entity affiliated with AGL Capital that is a financing vehicle of AGL Capital (a “financing entity”) in connection with the issuance by such financing entity of equity securities or other securities guaranteed by the Company pursuant to an instrument that ranks equal in priority with or junior in right of payment to the Trust Preferred Guarantee.

AGL Resources is a registered public utility holding company and almost all of the operating assets of AGL Resources are owned by AGL Resources’ subsidiaries. AGL Resources relies primarily on dividends from such subsidiaries to meet its obligations for payment of principal and interest on its outstanding debt obligations and corporate expenses. AGL Resources is a legal entity separate and distinct from its subsidiaries. The principal sources of AGL Resources’ income are dividends and fees from its subsidiaries. AGL Capital is a wholly-owned financing subsidiary of AGL Resources. The right of AGL Resources and AGL Capital to participate in any distribution of assets of any subsidiary, upon such subsidiary’s liquidation or reorganization or otherwise, is subject to the prior claims of creditors of the subsidiary.

The Indenture places no limitation on the amount of additional Senior Indebtedness that may be incurred by AGL Capital. AGL Capital expects from time to time to incur additional indebtedness constituting Senior Indebtedness.

Governing Law

The Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of the State of New York without regarding to principles of conflicts of law thereof.

Information Concerning the Indenture Trustee

The Indenture Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Junior Subordinated Debentures, unless offered reasonably satisfactory to it indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Indenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Miscellaneous

AGL Capital has agreed, pursuant to the Indenture, for so long as Trust Securities remain outstanding:

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to maintain directly or indirectly 100% ownership of the Common Securities of the Trust (provided that certain successors which are permitted pursuant to the Indenture may succeed to AGL Capital’s ownership of the Common Securities);

•
not to voluntarily terminate, wind up or liquidate the Trust, except in connection with a distribution of Junior Subordinated Debentures to the holders of the Trust Preferred Securities in liquidation of the Trust; and

•
to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement to cause the Trust to remain classified as (a) a business trust, except in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, and (b) a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

DESCRIPTION OF TRUST PREFERRED GUARANTEE

The Trust Preferred Guarantee will be executed and delivered by AGL Resources concurrently with the issuance by the Trust of the Trust Preferred Securities for the benefit of the holders of the Trust Preferred Securities. The Bank of New York will act as indenture trustee (“Trust Preferred Guarantee Trustee”) under the Trust Preferred Guarantee. The Trust Preferred Guarantee will be qualified under the Trust Indenture Act. This summary of certain provisions of the Trust Preferred Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Trust Preferred Guarantee, including the definitions therein of certain terms, and the Trust Indenture Act. The Trust Preferred Guarantee Trustee will hold the Trust Preferred Guarantee for the benefit of the holders of the Trust Preferred Securities.

General

AGL Resources will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the Trust Preferred Guarantee Payments (as defined below) to the holders of the Trust Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert other than the defense of payment. The following payments with respect to the Trust Preferred Securities, to the extent not paid by or on behalf of the Trust (the “Trust Preferred Guarantee Payments”), will be subject to the Trust Preferred Guarantee:

•	any accumulated and unpaid Distributions required to be paid on Trust Preferred Securities, to the extent that the Trust has funds on hand legally available therefor at such time;

•	the applicable Redemption Price with respect to Trust Preferred Securities called for redemption, to the extent that the Trust has funds on hand legally available therefor at such time; or

•
upon a voluntary or involuntary termination and liquidation of the Trust, the lesser of (a) the Liquidation Distribution, to the extent that the Trust has funds on hand legally available therefor, and (b) the amount of assets of the Trust remaining available for distribution to holders of Trust Preferred Securities. AGL Resources’ obligation to make a Trust Preferred Guarantee Payment may be satisfied by direct payment of the required amounts by AGL Resources to the holders of the Trust Preferred Securities or by causing the Trust to pay such amounts to such holders.

The Trust Preferred Guarantee will rank subordinate and junior in right of payment to all Senior Indebtedness of AGL Resources to the extent provided therein. See “—Status of the Trust Preferred Guarantee.” Because AGL Resources is a holding company, the right of AGL Resources to participate in any distribution of assets of any subsidiary upon such subsidiary’s liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent AGL Resources may itself be recognized as a creditor of that subsidiary. Accordingly, AGL Resources’ obligations under the Trust Preferred Guarantee will be effectively subordinated to all existing and future liabilities of AGL Resources’ subsidiaries, and claimants should look only to the assets of AGL Resources for payments thereunder. See “Description of the Junior Subordinated Debentures—General.” The Trust Preferred Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of AGL Resources, including Senior Indebtedness, whether under the Indenture, any other indenture that AGL Resources may enter into in the future or otherwise.

AGL Resources will, through the Trust Preferred Guarantee, fully, irrevocably and unconditionally guarantee all of the Trust’s obligations under the Trust Preferred Securities but will not apply to any payment of Distributions except to the extent the Trust has funds legally available therefor. If AGL Capital does not make interest payments on the Junior Subordinated Debentures held by the Trust, the Trust will not pay Distributions on the Trust Preferred Securities and will not have funds legally available therefor.

Status of the Trust Preferred Guarantee

Generally, the Trust Preferred Guarantee will constitute an unsecured obligation of AGL Resources and will rank subordinate and junior in right of payment to all of its Senior Indebtedness in the same manner as Junior Subordinated Debentures.

The Trust Preferred Guarantee will rank equal in priority with all Other Guarantees issued by AGL Resources. The Trust Preferred Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against AGL Resources to enforce its rights under the Trust Preferred Guarantee without first instituting a legal proceeding against any other person or entity). The Trust Preferred Guarantee will be held for the benefit of the holders of the Trust Preferred Securities. The Trust Preferred Guarantee will not be discharged except by payment of the Trust Preferred Guarantee Payments in full to the extent not paid by the Trust or upon distribution to the holders of the Trust Preferred Securities of the Junior Subordinated Debentures. The Trust Preferred Guarantee does not place a limitation on the amount of additional Senior Indebtedness that may be incurred by AGL Resources. AGL Resources expects from time to time to incur additional indebtedness constituting Senior Indebtedness.

Amendments and Assignment

Except with respect to any changes that do not materially adversely affect the rights of holders of the Trust Preferred Securities (in which case no vote will be required), the Trust Preferred Guarantee may not be amended without the prior approval of the holders of a majority of the Liquidation Amount of such outstanding Trust Preferred Securities. The manner of obtaining any such approval will be as set forth under “Description of the Trust Preferred Securities—Voting Rights; Amendment of the Trust Agreement.” All guarantees and agreements contained in the Trust Preferred Guarantee Agreement shall bind the successors, assigns, receivers, trustees and representatives of AGL Resources and shall inure to the benefit of the holders of the Trust Preferred Securities then outstanding.

Events of Default

An event of default under the Trust Preferred Guarantee will occur upon the failure of AGL Resources to perform any of its payment or other obligations thereunder. The holders of a majority in Liquidation Amount of the Trust Preferred Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trust Preferred Guarantee Trustee in respect of the Trust Preferred Guarantee or to direct the exercise of any trust or power conferred upon the Trust Preferred Guarantee Trustee under the Trust Preferred Guarantee. The Trust Preferred Securities Guarantee Trustee may decline to follow any such direction if it shall determine that the action so directed would be unjustly prejudicial to the holders not taking part in such direction or that the action or proceeding so directed may not lawfully be taken or would involve the Trust Preferred Securities Guarantee Trustee in personal liability.

Any holder of the Trust Preferred Securities may institute a legal proceeding directly against AGL Resources to enforce its rights under the Trust Preferred Guarantee without first instituting a legal proceeding against the Trust, the Trust Preferred Guarantee Trustee or any other person or entity.

AGL Resources, as guarantor, will be required to file annually with the Trust Preferred Guarantee Trustee a certificate as to whether or not AGL Resources is in compliance with all the conditions and covenants applicable to it under the Trust Preferred Guarantee.

Information Concerning the Trust Preferred Guarantee Trustee

The Trust Preferred Guarantee Trustee, other than during the occurrence and continuance of an event of default by AGL Resources in performance of the Trust Preferred Guarantee, shall undertake to perform only such duties as are specifically set forth in the Trust Preferred Guarantee and, after default with respect to the Trust Preferred Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Trust Preferred Guarantee Trustee will be under no obligation to exercise any of the powers vested in it by the Trust Preferred Guarantee at the request of any holder of the Trust Preferred Securities unless it is offered indemnity reasonably satisfactory to it against the costs, expenses and liabilities that might be incurred thereby.

Termination of the Guarantee

The Trust Preferred Guarantee will terminate and be of no further force and effect upon full payment of the applicable Redemption Price of the Trust Preferred Securities, upon full payment of the Liquidation Amount payable upon liquidation of the Trust, or upon distribution of Junior Subordinated Debentures to the holders of the Trust Preferred Securities, or upon exchange of all Trust Preferred Securities for other Trust Preferred Securities in the Exchange Offer. The Trust Preferred Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Trust Preferred Securities must restore payment of any sums paid under the Trust Preferred Securities or the Trust Preferred Guarantee.

Governing Law

The Trust Preferred Guarantee will be governed by and construed in accordance with the laws of the State of New York without giving effect to principles of conflicts of law thereof.

DESCRIPTION OF DEBENTURE GUARANTEE

This summary of provisions of the Debenture Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Debenture Guarantee as contained in the Indenture and the Trust Indenture Act.

AGL Resources will guarantee on a junior subordinated basis the payment of principal (and premium, if any) and interest on the Junior Subordinated Debentures, except that no payment of interest will be made under the Debenture Guarantee for any period during which AGL Capital has exercised its right to defer interest payments on the Junior Subordinated Debentures.

The Debenture Guarantee will rank subordinate and junior in right of payment to all Senior Indebtedness of AGL Resources to the extent provided in the Indenture. The right of AGL Resources to participate in any distribution of assets of any subsidiary upon such subsidiary’s liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent AGL Resources may itself be recognized as a creditor of that subsidiary. Accordingly, AGL Resources’ obligations under the Debenture Guarantee will be effectively subordinated to all existing and future liabilities of AGL Resources’ subsidiaries, and claimants should look only to the assets of AGL Resources for payments thereunder. The Debenture Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of AGL Resources, including Senior Indebtedness, whether under the Indenture, any other indenture that AGL Resources may enter into in the future or otherwise.

RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE JUNIOR SUBORDINATED DEBENTURES, THE TRUST PREFERRED GUARANTEE AND THE DEBENTURE GUARANTEE

Full and Unconditional Trust Preferred Guarantee

Payments of Distributions and other amounts due on the Trust Preferred Securities (to the extent the Trust has funds on hand legally available for the payment of such Distributions) will be irrevocably guaranteed by AGL Resources as and to the extent set forth under “Description of Trust Preferred Guarantee.” Taken together, AGL Resources’ and AGL Capital’s obligations under the Junior Subordinated Debentures, the Indenture, the Trust Agreement, the Trust Preferred Guarantee and the Debenture Guarantee will provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of Distributions and other amounts due on the Trust Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust’s obligations under the Trust Preferred Securities. If and to the extent that AGL Capital does not make the required payments on the Junior Subordinated Debentures, the Trust will not have sufficient funds to make the related payments, including Distributions, on the Trust Preferred Securities. The Trust Preferred Guarantee will not cover any such payment when the Trust does not have sufficient funds on hand legally available therefor. However, through the Debenture Guarantee, AGL Resources will guarantee on a junior subordinated basis the due and punctual payment of the principal (and premium, if any) and interest on the Junior Subordinated Debentures. The obligations of AGL Resources under the Trust Preferred Guarantee and Debenture Guarantee will be subordinate and junior in right of payment to all Senior Indebtedness.

Sufficiency of Payments

As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Trust Preferred Securities, primarily because:

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the aggregate principal amount or Prepayment Price of the Junior Subordinated Debentures will be equal to the sum of the Liquidation Amount or Redemption Price, as applicable, of the Trust Preferred Securities and Common Securities;

•	the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the interest rate and interest and other payment dates for the Trust Securities;

•	AGL Capital shall pay for all and any costs, expenses and liabilities of the Trust except the Trust’s obligations to holders of Trust Preferred Securities under such Trust Preferred Securities; and

•	the Trust Agreement will provide that the Trust is not authorized to engage in any activity that is not consistent with the limited purposes thereof.

Enforcement Rights of Holders of Trust Preferred Securities

A holder of any Trust Security may institute a legal proceeding directly against AGL Resources to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Trust or any other person or entity. A default or event of default under any Senior Indebtedness would not constitute a default or Event of Default under the Trust Agreement. However, in the event of payment defaults under, or acceleration of, Senior Indebtedness, the subordination provisions of the Indenture will provide that no payments may be made in respect of the Junior Subordinated Debentures until such Senior Indebtedness has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on Junior Subordinated Debentures would constitute an Event of Default under the Trust Agreement.

If a Trust Enforcement Event occurs, the holders of Trust Preferred Securities would rely on the enforcement by the Property Trustee of its rights as registered holder of the Junior Subordinated Debentures against AGL Capital. In addition, generally, the holders of a majority in liquidation amount of the Trust Preferred Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee or to direct the exercise of any trust or power conferred upon the Property Trustee under the Trust Agreement, including the right to direct the Property Trustee to exercise the remedies available to it as the holder of the Junior Subordinated Debentures. The Indenture provides that the Indenture Trustee will give holders of Junior Subordinated Debentures notice of all events of default within 90 days after their occurrence.

If the Property Trustee fails to enforce its rights under the Junior Subordinated Debentures in respect of an event of default under the Indenture after a holder of Trust Preferred Securities has made a written request, such holder may, to the extent permitted by applicable law, institute a legal proceeding against us to enforce the Property Trustee’s rights under the Junior Subordinated Debentures. In addition, if AGL Capital fails to pay interest or principal on the Junior Subordinated Debentures, a holder of Trust Preferred Securities any institute a proceeding directly against AGL Capital for enforcement of payment to that holder of the principal of or interest on Junior Subordinated Debentures having a principal amount equal to the total liquidation amount of that holder’s Trust Preferred Securities (which we refer to as a “direct action”). In connection with such a direct action, we will have the right to set off any payment made to such holder by AGL Capital.

Limited Purpose of the Trust

The Trust Preferred Securities will represent preferred undivided beneficial interests in the assets of the Trust, and the Trust exists for the sole purpose of issuing and selling the Trust Securities, using the proceeds from the sale of the Trust Securities to acquire the Junior Subordinated Debentures and engaging in only those other activities necessary, advisable or incidental thereto.

Rights Upon Termination

Unless the Junior Subordinated Debentures are distributed to holders of the Trust Securities, upon any voluntary or involuntary termination and liquidation of the Trust, the holders of the Trust Securities will be entitled to receive, out of assets held by the Trust, the Liquidation Distribution in cash. See “Description of Trust Preferred Securities—Liquidation of the Trust and Distribution of Junior Subordinated Debentures.” Upon any voluntary or involuntary liquidation or bankruptcy of AGL Capital, the Property Trustee, as holder of the Junior Subordinated Debentures, would be a subordinated creditor of AGL Capital, subordinated in right of payment to all Senior Indebtedness as set forth in the Indenture, but entitled to receive payment in full of principal (and premium, if any) and interest, before any stockholders of AGL Capital receive payments or distributions.

DESCRIPTION OF CAPITAL STOCK

We have summarized below the material terms of our capital stock. The summary is not complete. We encourage you to read our amended and restated articles of incorporation and our bylaws. You should also refer to the applicable provisions of the Georgia Business Corporation Code.

As of August 31, 2001, our authorized capital stock was 770,000,000 shares. Those shares consisted of: (a) 10,000,000 shares of preferred stock, none of which are outstanding; (b) 10,000,000 shares of Class A junior participating preferred stock, none of which are outstanding; and (c) 750,000,000 shares of common stock, of which approximately 54,983,468 shares were outstanding as of August 31, 2001. No holder of shares of common stock or preferred stock has any preemptive rights.

Common Stock

Listing

Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “ATG.” Any additional common stock we issue will also be listed on the NYSE.

Dividends

Common shareholders may receive dividends when declared by the Board of Directors. Dividends may be paid in cash, stock or other form. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations under certain financing agreements and satisfied our obligations to any preferred shareholders. Our ability to pay dividends is limited by Georgia law and the Public Utility Holding Company Act of 1935, as amended. Under Georgia law, dividends are limited to our legally available assets and subject to the prior payment of dividends on any outstanding shares of preferred stock and junior preferred stock. Under Georgia law, assets are not legally available for paying dividends if (1) we would not be able to pay our debts as they become due in the usual course of business or (2) our total assets would be less than our total liabilities plus, subject to some exceptions, any amounts necessary to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those of shareholders receiving the dividends. The Public Utility Holding Company Act of 1935, as amended, restricts our payment of dividends from certain sources or accounts without prior permission from the SEC. Our ability to pay dividends may also be limited in the event AGL Capital opts to defer the payment of interest on the Junior Subordinated Debentures. See “Description of Junior Subordinated Debentures—Option to Extend Interest Payment Date.”

Fully Paid

All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

Voting Rights

Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to cumulative voting rights.

Other Rights

We will notify common shareholders of any shareholders’ meeting according to applicable law. If we liquidate, dissolve or wind up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders.

Transfer Agents and Registrars

EquiServe Trust Company, N.A. serves as our transfer agent and registrar. You may contact EquiServe Trust Company, N.A. at Blue Hills Office Park, 150 Royall Street, Canton, MA 02021 (telephone (800) 633-4236).

Shareholder Rights Plan

On March 6, 1996, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The dividend was payable on March 22, 1996 to the shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-hundredth of a share of our Class A Junior Participating Preferred Stock (referred to as “junior preferred stock”) at a price of $60 per one one-hundredth of a share of the junior preferred stock, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement dated as of March 6, 1996 between us and Wachovia Bank of North Carolina, N.A., a North Carolina corporation, as rights agent.

Until the earlier to occur of:

•	10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 10% or more of the outstanding shares of our common stock or

•
10 business days (or such later date as may be determined by action of the board of directors) following the commencement of, or announcement of, a tender offer, the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding shares of common stock, the rights will be evidenced by the common stock certificate together with a copy of a summary of rights. The rights are not exercisable until a triggering event occurs. The rights will expire on March 6, 2006, unless this date is extended or unless the rights are earlier redeemed or exchanged by us, in each case as described below.

The purchase price payable, and the number of shares of the junior preferred stock issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution. We issue rights when we issue our common stock until the rights have separated from the common stock. After the rights have separated from the common stock, we may issue additional rights if the board of directors deems such issuance to be necessary or appropriate.

Shares of junior preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of junior preferred stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of one dollar per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the junior preferred stock purchasable upon exercise of the rights will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of junior preferred stock purchasable upon exercise of the rights will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, each share of Preferred Stock purchasable upon exercise of the rights will be entitled to receive 100 times the amount received per share of common stock. At any time prior to the time the rights are triggered, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

The rights have anti-takeover effects and may cause substantial dilution to a person or entity that attempts to acquire us on terms not approved by our board of directors except pursuant to an offer conditioned upon a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors.

Certain Anti-Takeover Matters

Our articles and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. The following summary description of these provisions is necessarily general, and we refer you to our amended and restated articles and bylaws for more information since their terms affect your rights as a shareholder. The anti-takeover provisions include:

Classification of the Board

Our board of directors is divided into three classes, each of which consists, as nearly as may be possible, of one-third of the total number of directors constituting the entire board. There are currently ten directors serving on the board. Each class of directors serves a three-year term. At each annual meeting of our shareholders, successors to the class of directors whose term expires at the annual meeting are elected for three-year terms. Our bylaws prohibit cumulative voting. In general, in the absence of cumulative voting, one or more persons who hold a majority of our outstanding shares can elect all of the directors who are subject to election at any meeting of shareholders.

The classification of directors could have the effect of making it more difficult for shareholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of our board. Two shareholder meetings, instead of one, generally will be required to effect a change in the control of our board. Our board believes that the longer time required to elect a majority of a classified board will help to ensure the continuity and stability of our management and policies since a majority of the directors at any given time will have had prior experience as our directors.

Removal of Directors

Our bylaws also provide that our directors may be removed only for cause and upon the affirmative vote of the holders of a majority of our outstanding shares.

Business Combinations with Interested Shareholder

The Georgia legislature has enacted legislation which generally prohibits a corporation that has adopted a bylaw electing to be covered thereby, which we have done, from engaging in any “business combination” with an “interested shareholder” for a period of five years from the date such person becomes an interested shareholder, unless the interested shareholder:

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prior to becoming an interested shareholder, obtained the approval of our board of directors for either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

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becomes the beneficial owner of at least 90% of our outstanding voting stock in the same transaction in which the shareholder became an interested shareholder, excluding for purposes of determining the number of shares outstanding those shares owned by officers, directors, subsidiaries and certain employee stock plans; or

•
subsequent to the acquisition of 10% or more of our outstanding voting stock, acquires additional shares resulting in ownership of at least 90% of our outstanding voting stock and obtains approval of the business combination by the holders of a majority of our shares, other than those shares held by an interested shareholder, officers, directors, subsidiaries and certain employee stock plans.

The term “business combination” refers to a merger, consolidation or other specified corporate transaction. The term “interested shareholder” refers to a 10% shareholder or an affiliate which was a 10% shareholder at any time within the preceding two years.

Our “business combinations” bylaw may be repealed only by an affirmative vote of two-thirds of the continuing directors and a majority of the votes entitled to be cast by the shareholders, other than interested shareholders, and shall not be effective until 18 months after that shareholder vote. The Georgia statute provides that a Georgia corporation that has repealed such a bylaw may not thereafter re-adopt that bylaw.

Business Combinations with Related Persons

Our articles of incorporation prohibit us from participating in a business combination with a “related person” unless the affirmative vote or consent of the holders of at least seventy-five percent (75%) of the outstanding shares approve such business combination. The voting requirements in the preceding sentence will not apply and only such affirmative vote as is required by law and by any other provision of the articles of incorporation will apply if:

•	certain valuation, consideration and pricing issues are satisfied and specified in our articles of incorporation; or

•
if both of the following conditions have been satisfied: (i) the business combination has been approved by two-thirds of the continuing directors and (ii) at the time of such approval, the continuing directors comprised at least a majority of the board of directors.

The “business combinations with related persons” provisions in our articles of incorporation may be altered, amended or repealed only by an affirmative vote of at least seventy-five percent (75%) of all the shares entitled to be cast by the shareholders; provided, however, that if such proposed alteration, amendment or repeal is approved by two-thirds of the continuing directors and, at the time of such approval, the continuing directors comprise at least a majority of the board of directors, then such proposed alteration, amendment or repeal shall require for approval only such affirmative vote as is required by law and by any other provision of our articles of incorporation.

The term “related person” refers to any person who is the beneficial owner at a specified time of at least that number of shares of our stock equal to twenty percent (20%) of all of the outstanding shares, but does not include any one or a group of more than one continuing director. The term “related person” includes the affiliates and associates of such related person. The term “continuing directors” refers to any member of the board of directors who is not a related person or an affiliate or associate of a related person or of any such affiliate or associate, or a representative of a related person or of any such affiliate or associate, and was a director prior to the time a related person became such, and any successor to such continuing director who is not an affiliate or associate of a related person and was recommended by a majority of the continuing directors then on the board of directors, provided that at the time of such recommendation, continuing directors comprise a majority of the board. If there is no related person, all members of the board of directors shall be deemed to be “continuing directors.”

Shareholder Proposals and Director Nominations

Our shareholders can submit shareholder proposals and nominate candidates for the board of directors if the shareholders follow the advance notice procedures described in our bylaws. The notice must include:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

•	the name and address, as they appear on our corporate books, of the shareholder proposing such business;

•	the class and number of shares of which are beneficially owned by such shareholder;

•	the dates upon which the shareholder acquired such shares;

•	documentary support for any claim of beneficial ownership;

•	any material interest of such shareholder in such business;

•	a statement in support of the matter and, for proposals sought be included in our proxy statement, any other information required by Securities and Exchange Commission Rule 14a-8; and

•
as to each person whom the shareholder proposes to nominate for election or reelection as director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and evidence satisfactory to us that such nominee has no interests that would limit their ability to fulfill their duties of office).

In addition, if the shareholder intends to solicit proxies from our shareholders, such shareholder shall notify us of this intent in accordance with Securities and Exchange Commission Rule 14a-4 and/or Rule 14a-8.

In order to properly submit a shareholder proposal, the shareholder must submit a notice to our corporate secretary at least 120 calendar days before the first anniversary of the date that our proxy statement was released to shareholders in connection with the previous year’s annual meeting of shareholders. However, if no annual meeting of shareholders was held in the previous year or if the date of the annual meeting of shareholders has been changed by more than 30 calendar days from the date contemplated at the time of the previous year’s proxy statement, the notice shall be received by the Secretary at our principal executive offices not fewer than the later of (i) 150 calendar days prior to the date of the contemplated annual meeting or (ii) the date which is 10 calendar days after the date of the first public announcement or other notification to the shareholders of the date of the contemplated annual meeting.

Shareholder proposals and director nominations that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting or making nominations for directors.

Special Meetings

Our articles of incorporation and bylaws require us to hold a special meeting of shareholders on call of the board of directors or the Executive Committee, the Chairman of the Board, the President, or, upon delivery to our Secretary of a signed and dated written demand for the meeting describing the purpose or purposes for the meeting, on call of the holders of 100% of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. Only business within the purpose or purposes described in the notice of special meeting may be conducted at a special meeting of the shareholders.

For business to be properly brought before a special meeting by a shareholder, the shareholder must give timely notice thereof in writing to our Secretary. To be timely, a shareholder’s notice must be received by the Secretary at our principal executive offices at least 120 calendar days prior to the date of the special meeting. Such shareholder’s notice to the Secretary shall set forth with respect to any proposal such shareholder proposes to bring before the special meeting the information outlined above for shareholder proposals.

Amendment of Certain Charter Provisions

In addition to any shareholder vote requirements under Georgia law, our articles of incorporation require the approval of not less than two-thirds of all the outstanding shares entitled to vote to alter, amend or repeal our bylaws, unless such action has been recommended by the board of directors. This provision will make it more difficult to dilute the anti-takeover effects of our bylaws.

Description of Preferred Stock

General

We are authorized to issue up to 10,000,000 shares of preferred stock and 10,000,000 shares of junior preferred stock. The shares of junior preferred stock have been reserved for issuance in connection with our rights agreement described under “Description of Capital Stock—Common Stock—Shareholder Rights Plan.” As of the date of this prospectus, we had no preferred stock or junior preferred stock outstanding.

Preferred Stock

Our restated articles of incorporation authorize our board of directors to provide for the issuance of preferred stock in one or more series, without shareholder action. Our board of directors can determine the rights, preferences and limitations of each series. Prior to the issuance of each series of preferred stock, our board of directors will adopt resolutions creating and designating the series as a series of preferred stock.

Junior Preferred Stock

The terms of the junior preferred stock are summarized below. You should read our amended and restated articles for a full description of the terms of the junior preferred stock.

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Subject to the rights of the holders of preferred stock ranking prior and superior to the junior preferred stock with respect to dividends, the holders of the junior preferred stock, in preference to the holders of common stock, and of any other stock ranking junior to the junior preferred stock, are entitled to receive, when, as and if declared by the board of directors out of funds legally available for the purpose, quarterly dividends in an amount per share equal to the greater of $1.00 or, subject to adjustment, a multiple of all dividends declared on the common stock. The dividends are cumulative on outstanding shares of junior preferred stock.

•	Each share of junior preferred stock entitles the holder to 100 votes on all matters upon which the holders of the common stock are entitled to vote.

•	Any shares of junior preferred stock that are purchased or otherwise acquired by us in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof.

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Upon any liquidation, dissolution or winding up of us, with certain exceptions, no distribution shall be made to the holders of the common stock or of shares of any other stock ranking junior, upon liquidation, dissolution or winding up, to the junior preferred stock unless, prior thereto, the holders of shares of junior preferred stock have received $100.00 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not earned or declared, to the date of such payment.

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In case we enter into any consolidation, merger, combination, share exchange or other transaction in which the shares of common stock are converted into, exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of junior preferred stock will be similarly converted into, exchanged for or changed into an amount per share (subject to the provisions for adjustment hereinafter set forth) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which each share of common stock is converted or exchanged.

•	The shares of junior preferred stock are not redeemable from any holder.

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The junior preferred stock ranks, with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, junior to all other classes and series of preferred stock and senior to the common stock.

PLAN OF DISTRIBUTION

We may sell securities:

•	to the public through a group of underwriters managed or co-managed by one or more underwriters;

•	through one or more agents;

•	directly to purchasers; or

•	through a combination of any such methods of sale.

The distribution of the securities may be effected from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to those prevailing market prices; or

•	at negotiated prices.

Each prospectus supplement will describe the method of distribution of the securities and any applicable restrictions.

The prospectus supplement with respect to the securities of a particular series will describe the terms of the offering of the securities, including the following:

•	the name or names of any agents or underwriters;

•	the public offering or purchase price;

•	any discounts and commissions to be allowed or paid to dealers; and

•	any exchanges on which the securities will be listed.

Only the agents or underwriters named in the prospectus supplement are agents or underwriters in connection with the securities being offered. We may agree to enter into an agreement to indemnify the agents and the several underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the agents or the underwriters may be required to make.

Certain of the underwriters and their associates and affiliates may be customers of, have borrowing relationships with, engage in other transactions with, and/or perform services, including investment banking services, for us or one or more of our affiliates in the ordinary course of business.

The securities will be new issues of securities and may have no established trading market. Unless otherwise indicated in the prospectus supplement relating to a specific issuance of debt securities, the debt securities will not be listed on a national securities exchange or the Nasdaq National Market. We can give no assurance as to the liquidity of or the existence of trading markets for the debt securities.

LEGAL MATTERS

Certain legal matters related to the offered securities and related guarantees will be passed upon for us by our counsel, Long Aldridge & Norman LLP, Atlanta, Georgia, and with regard to the laws of the State of Nevada, Marshall Hill Cassas & de Lipkau, Reno, Nevada, or other counsel identified in the prospectus supplement or term sheet. Certain matters relating to the formation of the Trust and the issuance of the Trust Preferred Securities under Delaware law and the Trust Agreements will be passed upon by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to AGL Resources and the Trust.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from AGL Resources Inc.’s Annual Report on Form 10-K for the year ended September 30, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.